

USG

2018

NOTICE OF ANNUAL MEETING & PROXY STATEMENT



NOTICE OF 2018 ANNUAL MEETING & PROXY STATEMENT

KEY SECTIONS



Steven F. Leer
*Non-Executive Chairman
of the Board*



USG Corporation
550 West Adams Street
Chicago, Illinois 60661

Founded in 1902
March 29, 2018

Dear Fellow Stockholder:

It is a pleasure to invite you to the 2018 USG Corporation annual meeting of stockholders. The meeting will be held at 9:00 a.m., Chicago time, on Wednesday, May 9, 2018 at our corporate headquarters located at 550 West Adams Street, Chicago, Illinois 60661-3676. The attached Notice of Annual Meeting of Stockholders and Proxy Statement discuss the items scheduled for a vote by stockholders at the meeting.

2017 was a solid year for USG Corporation. Our Company delivered strong operational performance, introduced several new products to the market and maintained a high level of service to our customers – enabling us to grow revenue faster than the industry.

Over a century ago, we changed the construction industry with the introduction of USG Sheetrock® Brand Gypsum Panels. We celebrated the 100th anniversary of the Sheetrock® Brand in 2017, which provided the backdrop to reinforce our commitment to doing what we do best – providing our customers with high-quality, technologically-advanced products that help them overcome their most pressing challenges. Today, these challenges include greater sustainability requirements, faster construction and higher-performing materials.

We made a number of strategic decisions over the past two years that improve our value proposition and our future growth trajectory. We divested our distribution business, L&W Supply, emphasized our manufacturing leadership and aligned our organizational model to further increase customer focus.

The sale of L&W Supply eliminated channel conflict and created the opportunity to build stronger, deeper relationships with our customers. It accelerated the restoration of our balance sheet and enabled us to expand technology-driven investments in our manufacturing operations. These investments further improve our production capabilities and are a key component of our commitment to providing our customers the industry's most innovative construction solutions. Advanced Manufacturing – a strategic investment to reduce costs and manufacture higher-quality products – and the introduction of Lean Management are essential to our overarching customer focus.

The strategy of innovation that started more than 100 years ago continues and in 2017 we continued delivering innovative products that our customers demand, such as USG Sheetrock® Brand EcoSmart Panels, Ensemble™ Monolithic Acoustical Ceiling System and Securock® ExoAir® 430 Air Barrier System. USG's research and development team continues to advance numerous new products toward commercialization.

The development and refinement of our strategy has been executed by our President and Chief Executive Officer, Jennifer Scanlon. On behalf of the Board of Directors, I want to thank Jenny for her leadership in her first full year as CEO.

USG is driving industry innovation and building a great future for its stockholders, employees and customers. Thank you for your confidence and your continued investment in USG.

It is important that your shares be represented at the annual meeting, whether or not you plan to attend the meeting. Please vote your shares over the Internet or by telephone. If you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy or voting instruction form you received. If you hold shares through a broker (i.e., in street name), you have the right to direct your broker how to vote your shares. **In the absence of specific voting instructions from you, brokers may not vote your shares on any matter other than the ratification of the appointment of our auditors. Please contact your broker directly if you have questions about how to provide such instructions.**

Please vote your shares as soon as possible. This is your annual meeting, and your participation is important.



USG Corporation
550 West Adams Street
Chicago, Illinois 60661

Founded in 1902
March 29, 2018

Jennifer F. Scanlon
President and
Chief Executive Officer

Dear Fellow Stockholder:

I began my role as President and CEO of USG with several significant advantages: a terrific management team and workforce; a business portfolio focused on manufacturing the highest-quality building materials; a pipeline of innovative products to solve our customers' biggest challenges; and the Company's strongest balance sheet in many years.

These strengths underpin our solid foundation as a leading manufacturer of building products and innovative solutions around the world. We built upon this foundation in 2017 by re-aligning our operational model into four divisions: Gypsum, Performance Materials, Ceilings and USG Boral. Our restructuring puts our operations closer to our customers and allows us to better serve all their needs.

At the start of 2017, I set five operating priorities for our company: Put Customers First, Drive Top Line Growth, Improve Profitability, Implement Advanced Manufacturing and Increase Employee Engagement. In particular, I would like to highlight several significant events from 2017:

- We put customers first by executing a smooth transition of our formerly-owned L&W Supply to an independent customer and strengthened all customer relationships in the process.
- We drove top line growth by increasing USG Corporation's net sales by 6 percent to $3.2 billion and U.S. wallboard volume by 6 percent.
- We acquired Ceilings Plus, a noteworthy addition to USG that broadens our product portfolio in the high-growth specialty ceilings market.
- We continued our Advanced Manufacturing program across the Company, which is on pace to deliver expected 2018 benefits.

The year was also marked by a series of natural disasters that impacted our communities. I am especially proud of how the entire USG team responded to the devastating events in Florida, Texas, Mexico and the Caribbean. Our employees went to extraordinary lengths, providing the products customers needed when and where they needed them, and enabling communities to begin the rebuilding process quickly.

Finally, our improved capital structure allowed us to re-purchase $184 million in USG stock during 2017. Our stockholders should expect to continue to benefit from the dedication and hard work put forth by all of our employees, who make me proud to lead this incredible organization.

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

WHEN
Wednesday, May 9, 2018 at 9:00 a.m.,
Chicago Time

WHERE
USG Corporate Headquarters
550 West Adams Street
Chicago, Illinois 60661-3676

WHO CAN VOTE
Only stockholders of record at the close of business on March 12, 2018 will be entitled to vote at the annual meeting.

ITEMS OF BUSINESS
1. to elect four directors for a three-year term;

2. to ratify the Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending December 31, 2018;

3. to approve, by advisory vote, the compensation of our named executive officers; and

4. to transact any other business that may properly come before the meeting or any adjournment or postponement thereof.

YOUR VOTE IS IMPORTANT
Brokers may not vote your shares on any of the matters being presented at the annual meeting, other than the ratification of the appointment of our independent auditor, in the absence of specific voting instructions from you. Please contact your broker directly if you have questions about how to provide such instructions. Please vote your shares promptly by using the Internet or the telephone. If you received a paper copy of a proxy or voting instruction form for the annual meeting by mail, you may submit that form by completing, signing, dating and returning it in the pre-addressed envelope provided.

Even if you plan to attend the meeting, please vote as soon as possible using one of the following methods:

 **By Telephone:** In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.

 **By Internet:** You can vote your shares online at **www.proxyvote.com**

 **By Mail:** You can vote by mail by completing, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

Meeting Admissions:

An admission ticket (or other proof of stock ownership) and a form of photo identification will be required for admission to the annual meeting. In addition, if you are not a stockholder of record but hold shares through a broker, bank or other nominee (i.e., in street name), you will be required to provide proof of beneficial ownership as of the Record Date. See "Annual Meeting Information" beginning on page 57 for details.

Date of Mailing:

This proxy statement and the accompanying proxy were first made available to our stockholders on or about March 29, 2018.

By order of the Board of Directors,

Michelle M. Warner

Michelle M. Warner
*Senior Vice President, General Counsel
and Corporate Secretary*
March 29, 2018

Important Notice Regarding the Availability of the Proxy Materials for the Stockholder Meeting to be held on May 9, 2018

This proxy statement and our 2017 annual report on Form 10-K are available at www.proxyvote.com.

SUMMARY OF 2018 PROXY STATEMENT

This summary highlights selected information in this Proxy Statement and does not contain all of the information that you should consider in deciding how to vote. Please read the complete proxy statement carefully before voting.

ANNUAL MEETING INFORMATION



Time and Date
9:00 a.m., Chicago time, on
Wednesday, May 9, 2018



Location
USG Corporation Headquarters
550 West Adams Street
Chicago, Illinois 60661-3676



Record Date
March 12, 2018

AGENDA AND VOTING RECOMMENDATIONS

Proposal	Board Recommendation	Page
Election of Four Directors	FOR each nominee	11
Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2018	FOR	27
Say-on-Pay: Advisory vote on compensation of our named executive officers	FOR	30

2017 BUSINESS HIGHLIGHTS

RETURNED $184 million to stockholders through our share repurchase program

ACQUIRED Ceilings Plus, a leading manufacturer of specialty ceilings products, enhancing our presence in the high-growth Specialty Ceilings market

INCREASED net sales by 6% and executed the transition of L&W Supply in an orderly manner that enhanced relationships with all customers

INVESTED in our Advanced Manufacturing initiative, which is on pace to deliver expected 2018 benefits

GENERATED $59 million in equity method income from USG Boral Building Products, or USG Boral, our 50/50 joint ventures

REALIGNED our operating structure to focus on the customer and best execute our strategic plan

ELECTION OF DIRECTORS

The Board recommends a vote **FOR** the election of each of the four nominees for director.

See **page 13** for further information about our director nominees.

Name	Director Since	Independent	Position	Other Public Directorships	USG Board Committees
Jose Armario	January 2007	✓	Retired Executive Vice President of Worldwide Supply Chain, Development and Franchising of McDonald's Corporation	Avon Products, Inc.	Audit and Compensation and Organization
Dana S. Cho	New director nominee	✓	Partner and Managing Director of IDEO LP	None	If elected, the Board expects to appoint Ms. Cho to the Governance Committee
Gretchen R. Haggerty	May 2011	✓	Retired Executive Vice President and Chief Financial Officer of United States Steel Corporation	Johnson Controls International plc and Teleflex Incorporated	Audit
William H. Hernandez	September 2009	✓	Retired Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc.	Albemarle Corporation and Northrop Grumman Corporation	Audit (Chair)

RECENT BOARD DEVELOPMENTS

Increased Board Size	As part of the Board's review of the skills and characteristics required of our directors and the current needs of our Company, the size of our Board has been increased from nine to ten members.
New Director Nominee	Following the increase in its size, the Board nominated Dana S. Cho to stand for election at the annual meeting to fill the resulting vacancy. Our Board believes that Ms. Cho will bring a new perspective, background, business experience and diversity to enhance, and make a significant contribution to, the Board and our Company.

GOVERNANCE HIGHLIGHTS

Our Company is committed to good corporate governance, which promotes the long-term interests of stockholders, strengthens Board and management accountability and helps build public trust.

Independence	We require that at least 80% of our Board consist of independent directors
	Eight of our nine current directors, as well as Ms. Cho, the nominee for election at the annual meeting who is not currently a director, are independent
	Our Non-Executive Chairman is an independent director
	Our CEO is the only management director
	All of our Board committees are comprised of only independent directors and have the ability to hire third-party advisors
Executive Sessions	The independent directors regularly meet in executive sessions
	The Non-Executive Chairman presides at executive sessions of the independent directors
Board Oversight of Risk Management	Our Audit Committee annually reviews our guidelines and policies that govern the process by which we assess and manage our exposure to risk
	Our Compensation and Organization Committee reviews the annual compensation risk assessment and retains an independent compensation consultant
	We have recoupment or "clawback" provisions to recover executive short-term and long-term incentive pay
Stock Ownership Requirements	Our non-employee directors, executive officers and other senior managers are subject to minimum stock ownership requirements designed to align their interests with those of stockholders
Investor Outreach	We hosted our inaugural Investor Day in March 2018 during which members of our management team provided an overview of our strategy, key business and product initiatives and market and financial outlook and responded to questions from investors

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2018

The Board and the Audit Committee recommend a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2018.

See **page 27** for further information.

In accordance with its charter, the Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accountants for 2018. The Board and the Audit Committee request that stockholders ratify this appointment. If stockholders do not ratify the appointment, the Audit Committee will consider whether it should appoint another independent registered public accounting firm. Deloitte & Touche LLP has audited our financial statements since 2002.

PROPOSAL 3

SAY-ON-PAY: ADVISORY VOTE REGARDING THE COMPENSATION
OF OUR NAMED EXECUTIVE OFFICERS

The Board recommends a vote **FOR** the advisory vote approving the compensation of our named executive officers.

See **page 30** for further information about our executive compensation program.

We are asking our stockholders to approve, on an advisory basis, the compensation of our named executive officers ("say-on-pay") as described in the Compensation Discussion and Analysis section beginning on page 31 and the Compensation Tables section beginning on page 43. Our compensation program is designed to attract, motivate, engage and retain talented executives and align their interests with those of our stockholders.

EXECUTIVE COMPENSATION HIGHLIGHTS

The Board and Compensation and Organization Committee spend a considerable amount of time on executive compensation and succession planning. Our executive compensation program is designed to attract, motivate, engage and retain talented executives and align their interests with those of our stockholders. We believe these programs are working effectively, as reflected by the stockholder advisory vote with over 97% support at last year's annual meeting. The Board also recommended at last year's annual meeting, and subsequently approved based on the recommendation of more than 99% of our stockholders, that we hold a say-on-pay advisory vote every year.

Our compensation program for executive officers, including our named executive officers, is structured to drive the achievement of financial and operating objectives while building the long-term value of our enterprise. We use a combination of base salary, annual and long-term incentive awards, retirement and other benefits and limited perquisites to link executive pay with financial and operating objectives set by the Committee. Annual incentive awards for our named executive officers in 2017 ranged from 49.3% to 56.8% of target because we fell short of our adjusted net earnings target payout as well as the target payout for certain of our Focus Targets, as discussed in the Compensation Discussion and Analysis section beginning on page 31. The long-term incentive awards that vested in 2017 paid out at 133% for market share units due to our stock price increasing by more than 37% over the measurement period, and 0% for performance shares due to the fact that total stockholder return compared to other companies in the Dow Jones U.S. Construction and Materials Index did not meet the minimum performance criteria.

The difference in the vesting results for the market share units and performance shares underscores that the design of our Long-Term Incentive Plan requires a balanced performance. Both absolute and relative stock performance are required for named executive officers to achieve the highest level of compensation under this plan. Our executive compensation program places the greatest emphasis on performance-based incentives as shown below.

2017 TARGET PAY MIX FOR OUR CEO



16%	**17%**	**67%**
Base Salary	Annual Incentive	Long-Term Incentive

84% Performance Based

2017 AVERAGE TARGET PAY MIX FOR OUR OTHER NEOs[1]



28%	**20%**	**52%**
Base Salary	Annual Incentive	Long-Term Incentive

72% Performance Based

(1) Excluding any special grants.

TABLE OF CONTENTS

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

PROPOSAL 1

ELECTION OF DIRECTORS
The Board recommends a vote **FOR** the election of each of the four nominees for director.

See **page 13**
for further information
about our director nominees.

Our Board currently consists of nine directors divided into three classes, with each class elected for a three-year term. As part of the Board's review of the skills and characteristics required of our directors and the current needs of our Company, the size of our Board has been increased from nine to ten members and the Board nominated Dana S. Cho to stand for election at the annual meeting to fill the resulting vacancy. Our Board believes that Ms. Cho will bring a new perspective, background, business experience and diversity to enhance, and make a significant contribution to, the Board and our Company. Four nominees therefore comprise the class of directors to be elected at the annual meeting. The other two classes will be elected in 2019 and 2020.

The four candidates nominated by the Board for election as directors at the annual meeting are identified below. If any of those nominees becomes unavailable prior to the annual meeting, the Board will (i) reduce the size of the Board to eliminate that position, (ii) leave the position vacant until a later date, or (iii) nominate a candidate in place of the unavailable nominee, in which case all shares represented by proxies received by the Board will be voted for election of the substitute nominee.

BOARD OF DIRECTORS

While the Governance Committee believes that the Board is currently well-balanced and able to address our Company's needs, the addition of Ms. Cho will increase the Board's diversity of thought and prepare the Company for future growth and innovation. As evidenced by the biographical information provided below, our current directors and Ms. Cho have significant experience in chief executive or other senior level operating, financial, product development and international management positions. In addition, a majority of our current directors have experience in cyclical businesses, which we believe will help the Board assist in management's development and implementation of our growth strategies throughout the cycle. The current directors also have a mix of extensive familiarity with us and our industry, which provides them with a longer-term perspective about strategic, operational and financial issues associated with our business.

Ms. Cho's innovation and architectural background also provide the Board with a fresh perspective in her areas of expertise.

All of our existing directors currently serve as a director of other public companies, which provides them with diverse experiences that can enhance their contribution to our Board.

Set forth below is information regarding the nominees for election as directors and information regarding the directors in each class continuing in office after the annual meeting. Also discussed below are specific experience, qualifications, attributes and skills of our current directors and Ms. Cho considered by the Governance Committee as part of its review of our Board's membership and in connection with its nomination of the candidates for election to the Board at the annual meeting.

CURRENT DIRECTORS AND MS. CHO

Diversity

Diverse board members and nominees (based on gender and/or ethnicity)



60%
Diverse

Age

2
66-69

5
<60



58.8
Average Age

3
60-65

Tenure

2
10+ years

3
<5 years



6.7
Average Tenure

5
5-10 years

COLLECTIVE SKILLS MATRIX

	Jose Armario	Thomas A. Burke	Matthew Carter, Jr.	Dana S. Cho	Gretchen R. Haggerty	William H. Hernandez	Brian A. Kenney	Richard P. Lavin	Steven F. Leer	Jennifer F. Scanlon
Financial/ Accounting		■	■		■	■	■		■	
Operations	■	■	■	■			■	■	■	■
R&D/ Innovation				■						
IT										■
International Business	■	■	■	■	■	■	■	■		■
Engineering		■								
Sales/Marketing	■		■							■
Cyclical Business Experience		■			■	■	■	■		■
HR/Compensation								■		

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The individuals listed below have been nominated for election to the Board for a three-year term expiring in 2021.

The Board recommends a vote FOR the election of each of the four nominees for director.



JOSE ARMARIO

*Retired Executive Vice President of
Worldwide Supply Chain, Development
and Franchising of McDonald's Corporation*

Age: 58

Director Since: January 2007

USG Committees: Audit and Compensation and Organization

Other Public Directorship: Avon Products, Inc.

Other Affiliations: Director of Golden State Foods and Advocate Health Care, Member of the President's Council of the University of Miami and the Governing Council of Advocate Good Samaritan Hospital, and Director for Receptions for Research: The Greg Olsen Foundation

Qualifications and Experience:

Mr. Armario retired as Executive Vice President of Worldwide Supply Chain, Development, and Franchising of McDonald's Corporation, a publicly-traded restaurant operator and franchisor, in October 2015, after having held that position since August 2011. Prior thereto he served as Group President, McDonald's Canada and Latin America. He has extensive global consumer products marketing, branding, supply chain and Latin American markets expertise.



DANA S. CHO

Partner and Managing Director of IDEO LP

Age: 42

Director Since: Ms. Cho is standing for election for the first time.

USG Committee: If elected, Ms. Cho is expected to serve on the Governance Committee.

Other Affiliation: Advisory Board Member of the Harvard University Graduate School of Design and John A. Paulson School of Engineering and Applied Sciences – Master in Design Engineering Program

Qualifications and Experience:

Ms. Cho has served as a Partner and Managing Director of IDEO, LP, an international design and consulting firm, since 2014. Prior thereto she served in a variety of roles at IDEO since 2001, including Executive Design Director from 2013 to 2014. Ms. Cho has considerable experience working across commercial and residential construction and design sectors as well as in disruptive technology, architecture, innovation and new product development.



GRETCHEN R. HAGGERTY

Retired Executive Vice President and
Chief Financial Officer of United States
Steel Corporation

Age: 62

Director Since: May 2011

USG Committee: Audit

Other Public Directorships: Johnson Controls International plc and Teleflex Incorporated

Other Affiliations: Director of the Strategic Investment Fund and the United Way of Southwestern Pennsylvania

Qualifications and Experience:

Ms. Haggerty retired as Executive Vice President and Chief Financial Officer of United States Steel Corporation, a publicly-traded integrated steel producer, in August 2013, after having held that position for more than ten years. In addition to her financial expertise she also has substantial international and cyclical business experience.



WILLIAM H. HERNANDEZ

Retired Senior Vice President, Finance
and Chief Financial Officer of PPG Industries, Inc.

Age: 69

Director Since: September 2009

USG Committee: Audit (Chair)

Other Public Directorships: Albemarle Corporation and Northrop Grumman Corporation

Other Affiliations: Director of the Three Rivers chapter of the National Association of Corporate Directors and Director of the Ligonier Camp & Conference Center

Qualifications and Experience:

Mr. Hernandez retired as Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc., a publicly-traded manufacturer of coatings, chemical and industrial products, specialty materials and glass products, in 2009, after having served as Chief Financial Officer for more than 15 years. He is a former director of Eastman Kodak Company and Black Box Corporation and has significant financial and cyclical business experience.

DIRECTORS CONTINUING IN OFFICE

The following directors are continuing in office for terms expiring in 2019:



THOMAS A. BURKE

*President and Chief Executive Officer
of Modine Manufacturing Company*

Age: 60

Director Since: September 2013

USG Committees: Audit and Governance

Other Public Directorship: Modine
Manufacturing Company

Other Affiliations: Director of the National Association
of Manufacturers and Chairman of the Racine County
Workforce Development Board

Qualifications and Experience:

Mr. Burke has been President and Chief Executive Officer of
Modine Manufacturing Company, a publicly-traded manufacturer
of thermal management systems and components, since
April 2008. He has experience managing cyclical businesses and
international operations and has valuable insights regarding the
manufacturing industry from his service on the board of the
National Association of Manufacturers.



BRIAN A. KENNEY

*Chairman, President and
Chief Executive Officer of GATX Corporation*

Age: 58

Director Since: February 2011

USG Committee: Governance

Other Public Directorship: GATX Corporation

Other Affiliation: Member of the Board of Trustees of the
Shedd Aquarium in Chicago

Qualifications and Experience:

Mr. Kenney is Chairman, President and Chief Executive Officer of
GATX Corporation, a publicly-traded global railcar lessor, and has
held this position since 2005. During his tenure, he has obtained
extensive strategic, operational, financial and international
investment experience and corporate governance insights in
his position as Chairman of GATX. The similarity of the cyclical
nature of our business and GATX Corporation's business provides
Mr. Kenney with an understanding of the challenges that volatile
economic conditions present for our business.



STEVEN F. LEER
Non-Executive Chairman

*Retired Chairman and Chief Executive
Officer of Arch Coal, Inc.*

Age: 65

Director Since: July 2005

USG Committees: Governance (Chair) and Compensation and Organization

Other Public Directorships: Cenovus Energy Inc. and Norfolk Southern Corporation

Other Affiliation: Director of Parsons Corporation

Qualifications and Experience:

Mr. Leer retired as Chairman of Arch Coal, Inc., a publicly-traded coal producing company, in 2014 after having served in that position since April 2006. He was also the Chief Executive Officer of Arch Coal, Inc. until April 2012. He is a former director of the Greater St. Louis Area Boy Scouts of America and the National Association of Manufacturers and a former member of the Board of Regents of Washington University in St. Louis. Mr. Leer provides corporate governance insights from his service as Chairman of Arch Coal, Inc. and as a director of other public companies and particular insights regarding business conditions and developments in North America from his service on the boards of Cenovus Energy Inc., Norfolk Southern Corporation and Parsons Corporation.

The following directors are continuing in office for terms expiring in 2020:



MATTHEW CARTER, JR.

*Former President and
Chief Executive Officer of Inteliquent, Inc.*

Age: 57

Director Since: September 2012

USG Committees: Compensation and Organization and Governance

Other Public Directorship: NRG Energy, Inc.

Other Affiliations: Trustee of the Goodman Theater, the Gould Academy and the Bishop's School

Qualifications and Experience:

Mr. Carter served as President and Chief Executive Officer and a director of Inteliquent, Inc., a publicly-traded provider of voice telecommunications services, from June 2015 until February 2017 when Inteliquent, Inc. was acquired. He served as President of the Sprint Enterprise Solutions business unit of Sprint Corporation, a publicly-traded telecommunications company, from September 2013 until January 2015 and as President, Sprint Global Wholesale & Emerging Solutions at Sprint Nextel Corporation prior thereto. He is a former director of Apollo Education Group, Inc. and Inteliquent, Inc. and has significant marketing, technology and international experience, including previous management oversight for all of Inteliquent, Inc.'s operations.



RICHARD P. LAVIN

Former President and Chief Executive Officer of Commercial Vehicle Group, Inc. and Former Group President of Caterpillar Inc.

Age: 66

Director Since: November 2009

USG Committee: Compensation and Organization (Chair)

Other Public Directorships: ITT Inc. and Allison Transmission Holdings, Inc.

Qualifications and Experience:

Mr. Lavin served as President, Chief Executive Officer and a director of Commercial Vehicle Group, Inc., a publicly-traded supplier of cab-related products and systems for the global commercial vehicle market, from May 2013 until November 2015. He had previously served as Group President of Caterpillar Inc., a publicly-traded manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives, until his retirement in December 2012, after having worked for Caterpillar for nearly 29 years. These positions provided Mr. Lavin with experience managing cyclical, global manufacturing businesses, and he also has a diverse legal and human resources background.



JENNIFER F. SCANLON

President and Chief Executive Officer of USG Corporation

Age: 51

Director Since: September 2016

Other Public Directorship: Norfolk Southern Corporation

Other Affiliations: Director of the National Association of Manufacturers, the Chicago Council on Global Affairs and Shore Community Services, Inc.

Qualifications and Experience:

Ms. Scanlon has served as our President and Chief Executive Officer since November 2016. Prior thereto she held a variety of positions at USG, including Executive Vice President beginning in March 2016 and President, International beginning in September 2010. She also served as the chairman of the board of USG Boral from its inception in February 2014 until October 2016 and President of L&W Supply from July 2015 until its sale to ABC Supply in October 2016. Ms. Scanlon has extensive international experience from her leadership of USG's international joint ventures and broad operational and strategic experience from her previous assignments at USG and with a management consulting firm that specialized in increasing profits through operational improvement.

NOMINATION PROCESS AND CRITERIA FOR BOARD MEMBERSHIP

The Governance Committee recommends director candidates to the Board for nomination and election at the annual meeting or for appointment to fill vacancies. In recognition of the fact that the selection of qualified directors is complex and crucial to our long-term success, the Governance Committee annually reviews with the Board the skills and characteristics required of our directors, considering current Board composition and the current needs of our Company. Our process for reviewing and selecting director nominees involves seeking out a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board, our Company and our stockholders. Desired qualities for our directors, including those nominated for election by our stockholders, include high-level leadership experience in business or administrative activities, breadth of knowledge about issues affecting our Company, ability and willingness to contribute special competencies to Board activities and personal attributes such as integrity, willingness to apply sound and independent business judgment and assume broad fiduciary responsibility and awareness of a director's vital contribution to our corporate image. Additional search criteria may be determined by the Governance Committee. Our Corporate Governance Guidelines provide that candidates for Board membership will be considered without regard to race, color, religion, gender, ancestry, national origin, sexual orientation or disability.

When seeking director candidates, the Governance Committee considers the subject matter expertise and geographic experience of existing Board members to determine whether a candidate with a particular expertise or experience set would be desirable. The Governance Committee seeks to have a mix of directors with experience in one or more areas relevant to our businesses, including operations, manufacturing, marketing, finance, human resources, engineering, technology and innovation and international, as well as experience with cyclical businesses. We do not have a formal policy with regard to the consideration of diversity in identifying directors. However, as part of our commitment to diversity as a core value and in our efforts to attract and retain a diverse workforce as well as to enhance our relationship with an increasingly diverse customer and employee base, the Governance Committee may also decide to seek a qualified diverse candidate.

Generally, to fill a vacancy or to add an additional director, the Governance Committee retains an executive search firm to assist in identifying and recruiting candidates, including in the case of Ms. Cho. When searching for a new director candidate in 2017, the Governance Committee specifically instructed its executive search firm to include diverse candidates. Any director candidate selected by this process or as a result of a stockholder recommendation is expected to meet with a number of directors, including the chair of the Governance Committee, prior to any decision to nominate the candidate for election to the Board.

Our By-laws and Corporate Governance Guidelines provide that no non-employee director may serve on the Board beyond the first annual meeting of stockholders following the director's 72nd birthday, unless the Board determines otherwise.

STOCKHOLDER NOMINEE RECOMMENDATIONS

The Governance Committee considers director nominee recommendations submitted by our stockholders. Director nominee recommendations from stockholders must be in writing and include a brief account of the nominee's business experience during the past five years, including principal occupations and employment during that period and the name and principal business of any corporation or organization of which the nominee is a director. Stockholder director nominee recommendations should be sent to the Governance Committee, USG Board of Directors, c/o Corporate Secretary, 550 West Adams Street, Chicago, Illinois 60661-3676. Recommendations may be submitted at any time, but will not be considered by the Governance Committee in connection with an annual meeting unless received on or before the date prior to the annual meeting determined as provided in our By-laws. The director nominee recommendation submission deadline for the 2019 annual meeting of stockholders is described under the heading "Deadline for Stockholder Proposals" on page 57 of this proxy statement.

DIRECTOR INDEPENDENCE

The Board has determined that Ms. Cho and each of our current directors, except Ms. Scanlon, our President and Chief Executive Officer, is independent as defined by our By-laws and Corporate Governance Guidelines and the NYSE listing standards. Our Corporate Governance Guidelines provide that at least 80% of our directors should be independent in accordance with the standards of the NYSE and our By-laws. The listing standards of the NYSE also require that a majority of our directors and all members of our Audit, Compensation and Organization and Governance Committees be independent. A director is considered independent only if the Board determines that he or she has no direct or indirect material relationship with our Company. Our By-laws further provide that members of legal, accounting or auditing firms providing services to us are not independent.

The Board makes this determination annually based upon information provided by each of our directors and the recommendation of the Governance Committee. In making the most recent determination, the Board considered the transactions, relationships and arrangements involving the directors noted below. These transactions were deemed not to create a material interest on the part of such director under our Related Person Transactions Policy described on page 25 of this proxy statement.

- Mr. Carter is a director of NRG Energy, Inc., from which we purchase electrical power and synthetic gypsum. Mr. Carter was also an executive officer and a director of Inteliquent, Inc. until February 2017, which agreed, prior to the time he was associated with Inteliquent, to sublease office space from us.
- Mr. Hernandez was a director of Black Box Corporation until October 2017, and we purchase communication equipment from that company.

- Mr. Kenney is an executive officer and a director of GATX Corporation, from which we lease railcars.
- Mr. Lavin is a director of ITT Inc., from which we purchase equipment.
- Mr. Leer is a director of Norfolk Southern Corporation, from which we purchase rail transportation services, and Ms. Scanlon also serves on the Norfolk Southern board. Mr. Leer is also a director of Parsons Corporation, from which we purchase construction contractor labor.

ROLE AND RESPONSIBILITIES OF OUR BOARD

The Board acts as the ultimate decision-making body of our Company and advises and oversees management, who are responsible for the day-to-day operations and management of our Company. In carrying out its responsibilities, the Board reviews and assesses our Company's long-term strategy and its strategic, competitive and financial performance.

In 2017, the Board oversaw our strategic review and the reorganization of our divisions in order to focus on our customers and best execute our strategic plan, and the acquisition of Ceilings Plus, a leading manufacturer of specialty ceilings products. These activities, as well as our Company's operating performance, laid the foundation for the return of capital to stockholders through the repurchase of $184 million of our common stock in 2017, as well as our announcement in February 2018 of an increase in our share repurchase program to a total of $500 million.

BOARD LEADERSHIP

Our Corporate Governance Guidelines provide that the matter of whether the Chairman and Chief Executive Officer positions should be separate is one to be considered when a new Chief Executive Officer is selected, unless the Board believes consideration of the matter is warranted at another time based on then-existing circumstances. In connection with Ms. Scanlon's appointment as President and Chief Executive Officer in 2016, the Governance Committee and the Board discussed board leadership alternatives before deciding to separate the Chairman and Chief Executive Officer roles. The Board continues to believe that it is appropriate to separate these roles at this time in order to allow Ms. Scanlon to focus primarily on her responsibilities as President and Chief Executive Officer while also providing the benefit of independent leadership to enhance the effectiveness of the Board's oversight role. Our Chief Executive Officer is responsible

for day-to-day leadership and for setting the strategic direction of the Company, while the Non-Executive Chairman of the Board presides over Board meetings, including non-management and executive sessions, focuses on Board oversight, risk management and governance matters and provides advice and counsel to the CEO. Mr. Leer's tenure as Lead Director of the Board from 2012 until his appointment as Non-Executive Chairman in 2016, as well as his experience serving as Chairman and Lead Director of other publicly-traded companies, provide him with the experience and expertise to be the person who generally leads discussions of matters considered by the Board. The Board will continue to evaluate this leadership structure on an ongoing basis based on factors such as the experience of the applicable individuals and the current business environment.

COMMITTEES OF THE BOARD OF DIRECTORS

The following table indicates the current members of each of the Board's standing committees. If elected, Ms. Cho is expected to serve on the Governance Committee, with all committees to be reconfigured so that each director serves on only one committee.

Name	Audit	Compensation and Organization	Governance
Jose Armario	Member	Member	
Thomas A. Burke	Member		Member
Matthew Carter, Jr.		Member	Member
Gretchen R. Haggerty	Member		
William H. Hernandez	Chairperson		
Brian A. Kenney			Member
Richard P. Lavin		Chairperson	
Steven F. Leer		Member	Chairperson

c Chairperson   Member

Each committee meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors at its discretion. Each committee has a charter that requires its members to be "independent" as defined in the NYSE listing standards. The primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on our Company's investor relations website at investor.usg.com.

Audit Committee

Committee Members:

William H. Hernandez **c**
Jose Armario
Thomas A. Burke
Gretchen R. Haggerty

6 meetings in 2017

Roles and Responsibilities:
- Assist the Board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, the independence, qualifications and performance of our independent auditors and the performance of our internal audit function.
- Review our risk assessment and risk management policies.
- Select and employ a firm of independent registered public accountants to audit our financial statements and internal control over financial reporting each year, which firm is ultimately accountable to the Audit Committee and the Board.

The Board has determined that each member of the Audit Committee is an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission.

Compensation and Organization Committee

Committee Members:

Richard P. Lavin **c**
Jose Armario
Matthew Carter, Jr.
Steven F. Leer

6 meetings in 2017

Roles and Responsibilities:
- Review and make recommendations to the Board regarding management organization, succession and development programs.
- Review and approve, or recommend for approval, the election of corporate officers and their salaries and incentive compensation or bonus awards.
- Make the decisions required by a committee of the Board under all stock and deferred stock plans.
- Approve and report to the Board changes in salary ranges for all other major position categories and, as outlined in its charter, changes in our retirement, group insurance, investment, management incentive compensation and bonus and other benefit plans.
- Review, and report to the Board regarding, activities with respect to employee safety and occupational health, diversity and equal employment opportunity and corporate contributions.

The Board has determined that each member of the Compensation and Organization Committee is an "outside director" as defined by the Internal Revenue Code.

Governance Committee

Committee Members:

Steven F. Leer **c**
Thomas A. Burke
Matthew Carter, Jr.
Brian A. Kenney

4 meetings in 2017

Roles and Responsibilities:
- Make recommendations to the Board concerning the size and composition of the Board and its committees.
- Recommend nominees for election or reelection as directors.
- Consider other matters pertaining to Board membership, such as the retirement policy and compensation of non-employee directors.
- Evaluate Board performance and assess the adequacy of our Corporate Governance Guidelines and Code of Business Conduct, and monitor compliance with our Corporate Governance Guidelines.

Following the approval by our stockholders of an amendment to our Restated Certificate of Incorporation at our annual meeting in 2017, the Board eliminated its Finance Committee in order to make our governance structure more efficient and flexible. Prior to its elimination, the Finance Committee met twice in 2017 and was responsible for providing review and oversight of material financing requirements and funding programs, including debt issuances and repurchases, dividend policy and acquisitions, divestitures and significant transactions affecting our capital structure or ownership, and reviewing the funding of our qualified retirement plans in excess of minimum amounts required by law and authorizing necessary or desirable changes in actuarial assumptions for funding those retirement plans. Many responsibilities of the Finance Committee have been assumed by the full Board given their prior involvement in such matters, while the remainder have been assumed by other committees of the Board.

RISK OVERSIGHT

The Board believes that evaluating the executive team's management of the various risks confronting our Company is one of its most important areas of oversight. Our Chief Executive Officer and management are responsible for evaluating and managing our exposure to risk and ensuring risk assessment and management procedures are appropriate, while the Board is responsible for overseeing management's development and implementation of our risk assessment and management policies and procedures. The Audit Committee's responsibilities include discussing our risk assessment and risk management policies, including significant financial reporting risks and the steps management has taken to monitor, control and report such exposures, and a discussion of management delegations of responsibility for the principal financial, governance, legal and operational risk exposures identified as part of our enterprise risk management (ERM) program. The Audit Committee discusses risk assessment and risk management policies at least once each year as part of our review of our ERM program and then reviews these matters and the ERM program with the full Board. Each Board committee considers risks related to matters within the scope of its responsibilities as part of its regular meeting agendas, and the committee chairs report to the full Board regarding matters considered by their committees following each committee meeting. Management also formally reviews strategic risks with the full Board at least once each year, typically as part of our strategic planning review with the Board. The Board also reviews individual risks as they relate to specific issues presented to the Board throughout the year.

In early 2018 management updated and reviewed with the Compensation and Organization Committee a risk assessment of our compensation policies and practices for all employees, including our executive officers. As part of its assessment, management reviewed our compensation programs to confirm they do not include certain design features that commentators have identified as having the potential to encourage excessive risk-taking, including too much focus on equity awards, total compensation opportunity that is overly weighted toward annual incentives, highly leveraged payout curves and uncapped payouts, unreasonable goals or thresholds and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

In its assessment, management noted several design features of our compensation programs that reduce the likelihood of excessive risk-taking, which are described more fully under "Compensation Governance" on page 33 of this proxy statement. Based on its assessment, management concluded that our compensation programs promote value creation, do not encourage excessive risk and are not reasonably likely to have a material adverse effect on us. The Compensation and Organization Committee and its consultant concurred with that conclusion based on management's review of its assessment with them.

STRATEGY

At its regularly-scheduled meeting in September of each year, our full Board reviews our Company's near- and long-term strategies in detail. The meeting includes presentations by and discussions with senior management regarding strategic initiatives for each division. The Board remains involved in strategic planning throughout the year, engaging with management to review progress of, and challenges to, our Company's strategies, and to approve specific initiatives. In 2017, our Board and committees devoted significant additional time throughout the year to the formulation of the four pillars of our new strategy in order to achieve superior performance at all points in the cycle, as well as the reorganization of our divisions in order to focus on our customers and best execute our strategic plan. Individual Board committees also consider strategic matters that fall within their areas of focus and report to the full Board at regularly scheduled meetings. Our independent directors also met in executive sessions without management present at each regularly scheduled Board meeting in 2017, during which strategy was discussed as needed.

STOCKHOLDER ENGAGEMENT

We conduct investor outreach throughout the year. These efforts help ensure that management and the Board understand and consider the issues that matter most to our stockholders and allow us to effectively address them. Management regularly attends investor conferences and holds one-on-one meetings and calls with investors, and also has the opportunity to directly interact with investors and analysts during our quarterly earnings conference calls. In addition, on March 8, 2018, we hosted our inaugural Investor Day during which Ms. Scanlon, our President and Chief Executive Officer, Matthew F. Hilzinger, our Chief Financial Officer, and other members of our management team provided an overview of our strategy, key business and product initiatives and market and financial outlook.

COMMUNICATIONS WITH DIRECTORS

Stockholders and other interested parties may send communications to our directors as a group or individually by addressing them to the director(s) at USG Corporation, c/o Corporate Secretary, 550 West Adams Street, Chicago, IL 60661-3676. Stockholder communications will be reviewed by the Corporate Secretary for relevance to our business and then forwarded to the intended director(s), as appropriate. Pursuant to our Corporate Governance Guidelines, each director is expected to attend our annual meeting. All of our directors attended the 2017 annual meeting.

BOARD OF DIRECTORS PROCESSES

CORPORATE GOVERNANCE DOCUMENTS

Our By-laws, Corporate Governance Guidelines and Code of Business Conduct, and the charters of our Board committees, are posted on our investor relations website investor.usg.com. The information on our website is not, and will not be deemed to be, a part of this proxy statement or incorporated into any of our other filings with the Securities and Exchange Commission except where we expressly incorporate such information.

MEETINGS OF THE BOARD OF DIRECTORS

The Board held eight meetings, and its committees held a total of 18 meetings, during 2017. Each director attended at least 75% of the meetings of the Board and the committees on which he or she served. Two executive sessions of the Board are required to be held annually by our Corporate Governance Guidelines. The Board met in executive session at each of its six regularly scheduled meetings.

BOARD SELF-EVALUATIONS

We are committed to maintaining an effective Board that represents the best interests of our Company and our stockholders. In order to assess the effectiveness of the Board and its committees, each director annually completes a survey in which he or she provides suggestions and feedback to the Governance Committee and the Board. This process allows directors to provide anonymous input on, among other things, Board and committee structure and operations, the Board's relationship with management, planning and oversight, and Board education topics. The Governance Committee, as well as the full Board, discussed these results in executive session at the November 2017 meeting and they use them to address areas where the Board feels it can improve. In addition, our Non-Executive Chairman conducted individual calls with each director following the November meeting and provided additional feedback to the directors and management at the February 2018 meeting.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Our orientation programs, in which Ms. Cho will participate, familiarize new directors with our Company's businesses, strategies, and policies, and assist new directors in developing the skills and knowledge required for their service on the Board. This orientation program includes a review of strategic information, governance materials, meetings with key members of management, visits to Company plants and participation in third-party board conferences. Throughout the year we also present educational sessions to the Board and its committees to assist our directors in deepening their knowledge of our Company and maintaining skills and knowledge necessary or appropriate for the performance of their responsibilities. These programs include internally-developed materials and presentations as well as programs presented by third parties.

MANAGEMENT SUCCESSION PLANNING

The Compensation and Organization Committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of management succession plans. The committee reviews its succession plan with the Board at least annually in a special talent review session, addressing both a long-term plan and the possibility of an emergency situation. In conducting these reviews, the Board considers, among other factors, our overall business strategy, organizational and operational needs, leadership and management potential and competitive challenges. These reviews provide the Compensation and Organization Committee and other Board members with information regarding the performance and potential of our management team that can be taken into account when executive compensation decisions are made. Potential leaders have regular exposure to and interactions with Board members through formal presentations and informal events, and all of our corporate officers regularly attend portions of the Board and committee meetings. The Compensation and Organization Committee is also regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

DIRECTOR COMPENSATION

The Governance Committee is charged with annually reviewing and making recommendations to the Board regarding director compensation. In making its recommendations, the Governance Committee considers the significant time committed by our directors to the performance of their duties, the high-level leadership experience and special competencies they contribute to our Company, third-party data, the director compensation practices of a comparator group of companies, our Company's performance and ways in which to further align our Board's interests with those of our stockholders. Ms. Scanlon, our President and Chief Executive Officer, does not receive compensation from us for her service as a director. Her compensation for her service as our President and Chief Executive Officer is shown in the Summary Compensation Table on page 43 of this proxy statement.

CASH COMPENSATION

We pay our non-employee directors an annual cash retainer of $80,000, payable in equal quarterly installments. In 2017, we paid additional cash retainers of $20,000 to the chair of our Audit Committee, $15,000 to the chair of our Compensation and Organization Committee, $10,000 to the chair of our Governance Committee and $125,000 to Mr. Leer for his service as the Board's Non-Executive Chairman, in each case payable in equal quarterly installments. In addition, we paid an additional cash retainer of $10,000 to the chair of our Finance Committee, which committee was eliminated by the Board in November 2017. We also reimburse non-employee directors for out-of-pocket expenses they incur in connection with attending meetings and other Company activities.

ANNUAL GRANT

On December 31, 2017, each of our non-employee directors received an annual grant of $120,000 payable in shares of our common stock.

DEFERRAL OF COMPENSATION

Directors have the option to defer all or a part of their compensation in the form of deferred stock units that will increase or decrease in value in direct proportion to the market value of our common stock. Previously, our Deferred Compensation Program for Non-Employee Directors provided that deferred stock units would be paid in shares of common stock or cash, at each director's option, following termination of Board service. However, the Board amended the program effective August 30, 2017 to provide that future deferred stock units will be paid only in shares of common stock following termination of Board service. At that time, directors who participated in the Deferred Compensation Program were able to continue the election to receive cash or shares for previously issued deferred stock units or change such election to receive only shares. One director continued the election to receive cash or shares for previously issued deferred stock units that were earned by such director between January 1, 2008 and August 30, 2017. Deferred stock units earned prior to January 1, 2008 under a previous deferred compensation program will be paid in cash in accordance with the terms of that program. The amounts of cash compensation deferred by our directors into deferred stock units is included in the Fees Earned or Paid in Cash column of the 2017 Director Compensation table, and the amounts of equity compensation deferred by our directors into deferred stock units is included in the Stock Awards column, in each case as described in footnote 1 to the table.

2017 DIRECTOR COMPENSATION

The table below reflects the compensation we paid to our non-employee directors for 2017.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Jose Armario	$80,000	$120,016	$250	$200,266
Thomas A. Burke	80,000	120,000	—	200,000
Matthew Carter, Jr.	80,000	120,000	—	200,000
Gretchen R. Haggerty	80,000	120,016	—	200,016
William H. Hernandez	100,000	120,000	—	220,000
Brian A. Kenney	90,000	120,016	—	210,016
Richard P. Lavin	95,000	120,016	—	215,016
Steven F. Leer	215,000	120,000	1,275	336,275

(1) Mr. Leer deferred 40% of his annual cash retainer into 2,633.6924 deferred stock units and Messrs. Burke, Carter, Hernandez and Leer each deferred his annual stock grant into 3,101.5766 deferred stock units, in each case pursuant to the terms of our Director Compensation Program. Directors hold the number of deferred stock units shown in the Security Ownership of Directors, Nominees and Executive Officers table on page 55 of this proxy statement. A portion of the total deferred stock units held are classified as liability awards for accounting purposes because the director can elect to receive payment in shares of common stock or cash. The remainder are classified as equity awards. The balances of liability awards are adjusted over the course of the year to reflect changes in the market value of our stock. The net impact of this accounting treatment in 2017 was to increase award balances by the following amounts: Mr. Armario, $(104,000); Mr. Burke, $13,000; Mr. Carter, $17,000; Mr. Hernandez, $(112,000); and Mr. Leer, $193,000.

(2) Each of Ms. Haggerty and Messrs. Armario, Kenney and Lavin received his or her annual stock grant in shares of our common stock. They were each issued 3,102 shares based on the average of the high and low sales prices of a share of our common stock on December 29, 2017, the last trading day of the year. The amounts in this column for Ms. Haggerty and Messrs. Armario, Kenney and Lavin reflect the aggregate grant date fair value of the shares issued to them.

(3) Reflects matching contributions under the USG Foundation matching gift program. This program is generally available to our U.S. employees and to our directors. The USG Foundation matches up to 50% of donations made to eligible charitable organizations up to a maximum of $2,500 in matches per year for each individual. The amounts shown reflect matches for gifts that were made in 2016 but, due to administrative processing time, were paid by the USG Foundation in 2017.

STOCKHOLDER RIGHTS PLAN AND TRANSFER RESTRICTIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION

RIGHTS PLAN

We have a stockholder rights plan that is intended to protect our substantial net operating losses, or NOL, carryforwards and related tax benefits. Under federal tax laws, we generally can use our NOLs and certain related tax credits to reduce ordinary income tax paid in our prior two tax years or on our future taxable income for up to 20 years, when they "expire" for such purposes. As of December 31, 2017, we had federal NOL carryforwards of approximately $477 million.

Our ability to use our NOLs could be substantially limited if we experience an "ownership change," as defined under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and the rights plan has been designed to help prevent such an "ownership change." Under Section 382 of the Code, an "ownership change" occurs if, over a rolling three-year period, there has been an aggregate increase of 50 percentage points or more in the percentage of our common stock owned by one or more of our "5-percent stockholders" (as determined under Section 382 of the Code). The rights plan provides that if any person becomes the beneficial owner (as defined in the Code) of 4.9% or more of our common stock, stockholders other than the triggering stockholder will have the right to purchase additional shares of our common stock at half the market price, thereby diluting the triggering stockholder; provided that stockholders whose beneficial ownership, as defined in Section 382 of the Code, exceeded 4.9% of our common stock outstanding on February 11, 2015 will not be deemed to have triggered the rights plan, so long as they do not thereafter acquire beneficial ownership of additional common stock other than in certain specified exempt transactions.

The rights will expire at the close of business on May 31, 2019, unless earlier redeemed or exchanged. The Board has the power to accelerate or extend the expiration date of the rights. The NOL protective provisions of the rights plan described above will be effective until the earliest of the close of business on (i) May 31, 2019, (ii) the date on which the Board determines that these provisions are no longer necessary for the protection of certain tax benefits because of the repeal of Section 382 of the Code, (iii) the first day of a taxable year as to which the Board determines that no tax benefits may be carried forward, or (iv) such other date as the Board determines that these provisions are no longer necessary for the preservation of tax benefits, which period is referred to as the Special Period. After the end of the Special Period, the triggering threshold for the rights issued pursuant to the rights plan will revert to 15% of our outstanding common stock and the definition of "beneficial owner" will revert to a definition that does not track Section 382 of the Code. At our 2016 annual meeting our stockholders ratified, on an advisory basis, the extension of the term of the rights plan and the NOL protective provisions described above.

A Board committee composed solely of independent directors reviews the rights plan at least once every three years to determine whether to modify the rights plan in light of all relevant factors. This review was most recently conducted in November 2015, and therefore the next review is required by the end of 2018.

RESTATED CERTIFICATE OF INCORPORATION

Our Restated Certificate of Incorporation also restricts certain transfers of our common stock and includes provisions intended to further protect the tax benefits of our NOL carryforwards. Subject to certain limited exceptions, these provisions restrict any person from transferring our common stock (or any interest in our common stock) if the transfer would result in a stockholder (or several stockholders, in the aggregate, who hold their stock as a "group" under Section 382 of the Code) owning 4.9% or more of our common stock. Any direct or indirect transfer attempted in violation of these transfer restrictions would be void as of the date of the prohibited transfer as to the purported transferee, and the purported transferee would not be recognized as the owner of the shares attempted to be owned in violation of the transfer restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of that common stock, or in the case of options, receiving our common stock in respect of their exercise. These transfer restrictions are effective until the earliest of (i) the close of business on May 31, 2019, (ii) the repeal of Section 382 of the Code if the Board determines that these restrictions are no longer necessary or desirable for the preservation of tax benefits, (iii) the close of business on the first day of a taxable year as to which the Board determines that no tax benefits may be carried forward, or (iv) such other date as the Board determines that these provisions are no longer necessary for the preservation of tax benefits.

TREATMENT OF BERKSHIRE HATHAWAY

Pursuant to a Shareholder's Agreement reached in 2006, Berkshire Hathaway and certain of its affiliates may acquire beneficial ownership of up to 50% of our voting stock on a fully-diluted basis without triggering the ownership thresholds in our Restated Certificate of Incorporation or the rights plan, and may acquire beneficial ownership of more than 50% of our voting stock on a fully-diluted basis without triggering the ownership thresholds in our Restated Certificate of Incorporation or the rights plan through an offer to purchase all of our common stock that remains open for at least 60 days, in each case subject to specified exceptions.

TRANSACTIONS WITH RELATED PERSONS

RELATED PERSON TRANSACTIONS POLICY

Our Board believes that our Company must avoid "conflicts of interest" - situations where personal interests may interfere (or appear to interfere) with an employee's or director's objectivity in making business decisions on our behalf. Therefore our Board has established a written Related Person Transactions Policy, or the RPT Policy, to assist it in reviewing possible related person transactions involving our Company and its subsidiaries and Related Persons (as defined below). The RPT Policy supplements our other conflict of interest policies set forth in our Code of Business Conduct and the Corporate Governance Guidelines of our Board.

Related Persons consist of directors, nominees for election as directors, executive officers, stockholders who beneficially own more than five percent of our Company's voting securities, referred to as Significant Stockholders, and the immediate family members of these individuals. For purposes of the RPT Policy, Related Person Transactions are transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act of 1934, as amended. Such arrangements include transactions in which our Company is a participant, the amount involved exceeds $120,000, and a Related Person has or will have a direct or an indirect material interest, subject to certain exceptions which the Board has determined do not create or involve a material interest on the part of the Related Person.

Each director, nominee for director and executive officer is responsible for providing written notice to the General Counsel of any potential Related Person Transaction involving him or her, or his or her immediate family member, including any additional information about the transaction that the General Counsel

may reasonably request. In addition, each director, nominee for director and executive officer is required to complete an annual questionnaire that requests information about their immediate family members and any current, past and proposed Related Person Transactions. The General Counsel reviews transactions with Related Persons, and working with our Company's accounts payable and accounts receivable departments and other internal or external resources, collects information about such transactions.

At each regularly scheduled meeting of the Governance Committee, the General Counsel provides the details of each new or proposed transaction with a Related Person that is subject to the RPT Policy, and the Governance Committee determines whether to approve, reject or ratify the transaction. In doing so, the Governance Committee considers whether it is fair to our Company based on the facts and circumstances that it deems appropriate. In any case where the Governance Committee determines not to ratify a Related Person Transaction that has been commenced without approval, the Governance Committee may direct additional actions, including, but not limited to, immediate discontinuation or rescission of the transaction or modification of the transaction to make it acceptable for ratification. In addition, the chair of the Governance Committee (or the chair of the Audit Committee if the transaction involves the chair of the Governance Committee) has the authority to review and approve or ratify a Related Person Transaction when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting, and reports to the Governance Committee any transaction so approved or ratified.

AGREEMENTS WITH BERKSHIRE HATHAWAY

SHAREHOLDER'S AGREEMENT

As of the record date, Berkshire Hathaway beneficially owned approximately 31% of our common stock. In connection with an equity commitment agreement we entered into with Berkshire Hathaway in January 2006, we entered into a Shareholder's Agreement pursuant to which Berkshire Hathaway agreed that during the time that it owns our equity securities, it will be exempted from our stockholder rights plans, including our rights

plan and the transfer restrictions in our Restated Certificate of Incorporation, except that such plans may require that Berkshire Hathaway does not acquire (although it may continue to hold) beneficial ownership of more than 50% of our voting securities, on a fully-diluted basis, other than pursuant to an offer to acquire all shares of our common stock that is open for at least 60 calendar days. The Shareholder's Agreement was approved by our Board.

REGISTRATION RIGHTS AGREEMENT

In November 2008, we issued $300 million aggregate principal amount of 10% Contingent Convertible Senior Notes due 2018 to affiliates of Berkshire Hathaway. The notes were called for redemption in November 2013 and March 2014 and we issued an aggregate of 26,315,790 shares of common stock to affiliates of Berkshire Hathaway.

In connection with the 2008 issuance of notes, we entered into a registration rights agreement with Berkshire Hathaway. Under the registration rights agreement, we granted Berkshire Hathaway demand and piggyback registration rights with respect to all of the shares of common stock held by it and specified affiliates from time to time. The registration rights agreement entitles Berkshire Hathaway to make three demands for registration of all or part of

the common stock held by it and its affiliates, subject to certain conditions and exceptions. The registration rights agreement also provides that, subject to certain conditions and exceptions, if we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering of securities on a form that would permit registration of the shares of common stock that are held by Berkshire Hathaway or the specified affiliates, then we will offer Berkshire Hathaway and its specified affiliates the opportunity to register all or part of its shares of common stock on the terms and conditions set forth in the registration rights agreement. The registration rights agreement and the notices of redemption issued with respect to the notes in November 2013 and March 2014 were approved by our Board.

AGREEMENTS WITH KNAUF

As of the record date, an affiliate of Gebr. Knauf Verwaltungsgesellschaft KG, or Gebr. Knauf, beneficially owned approximately 10.5% of our common stock. In September 2015, we and our indirect wholly-owned subsidiary, USG Ventures-Europe GmbH, entered into an Interest and Share Purchase Agreement, or the ISPA, with Knauf Aquapanel GmbH, an affiliate of Gebr. Knauf. Pursuant to the ISPA, USG Ventures-Europe GmbH sold to such affiliate its 50% share of its interests in Knauf/USG Verwaltungs GmbH and Knauf/USG Systems GmbH & Co. KG, collectively referred to as the Knauf-USG Joint Venture, for a total price of €48 million in cash. The Knauf-USG Joint Venture manufactured and distributed Aquapanel® brand cement panels throughout Europe (excluding Turkey) and all countries that were part of the former Soviet Union since 2001. The sale was consummated in December 2015 and we recorded a $6 million net gain on the disposition. The sale of our interests in the Knauf-USG Joint Venture was approved by our Board. There are continuing indemnification obligations under the ISPA pursuant to which we may be obligated to pay money to, or entitled to receive money from, certain entities affiliated with Gebr. Knauf.

We were named as defendants in lawsuits relating to Chinese-made wallboard installed in homes primarily in the southeastern United States in 2006 and 2007. Most of the lawsuits against us related to wallboard manufactured by Knauf Plasterboard (Tianjin) Co., an affiliate of Gebr. Knauf. Those lawsuits have been resolved, and we have reached an agreement with Gebr. Knauf and their affiliates that limits our responsibility for claims against us for homes to which we delivered Knauf Plasterboard (Tianjin) Co. wallboard. In accordance with the agreement, an affiliate of Gebr. Knauf will fund the costs of resolving the claims, excluding legal fees. We estimate that our gross liability for resolving outstanding claims relating to wallboard manufactured by Knauf Plasterboard (Tianjin) Co. is approximately $333,000.

AUDIT COMMITTEE MATTERS

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2018

The Board and the Audit Committee recommend a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2018.

The Audit Committee is responsible for selecting and employing a firm of independent registered public accountants to audit our financial statements and internal control over financial reporting each year. The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accountants for 2018. Deloitte & Touche LLP has audited our financial statements since 2002. The Audit Committee evaluates the performance of our independent registered public accountants, including the senior audit engagement team, each year and determines whether to reengage the current independent registered public accountants or consider other audit firms. The members of the Audit Committee believe that the continued retention of Deloitte & Touche LLP to serve as our independent registered public accountants is in the best interests of our stockholders.

The Board and the Audit Committee are requesting that stockholders ratify the appointment of Deloitte & Touche LLP. If stockholders do not ratify the appointment, the Audit Committee will consider whether it is appropriate to appoint another independent registered public accountant. One or more representatives of Deloitte & Touche LLP is expected to be present at the annual meeting to respond to appropriate questions from stockholders, and they will have the opportunity to make a statement if they desire to do so.

The Board and the Audit Committee recommend a vote FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2018.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its responsibilities for effective corporate governance by overseeing our Company's accounting and financial reporting processes, the audits of our Company's financial statements and internal control over financial reporting, the independence, qualifications and performance of our Company's independent registered public accountants and the performance of our Company's internal auditor. The Audit Committee relies on the expertise and knowledge of management, the internal auditor and the independent registered public accountants in carrying out its oversight responsibilities. Management has the primary responsibility for the preparation, presentation and integrity of our Company's financial statements and for maintaining an adequate system of disclosure controls and procedures and maintaining effective internal control over financial reporting for that purpose. Our Company's independent registered public accountant, Deloitte & Touche LLP, is responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. The independent registered public accountants are also responsible for expressing an opinion on the effectiveness of our Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our Company's audited financial statements with management, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity and accuracy of disclosures in our Company's financial statements. The Audit Committee discussed with our Company's internal auditors and Deloitte & Touche LLP the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and Deloitte & Touche LLP, with and without management present, to discuss the results of their examinations, their evaluations of our Company's internal controls, and the overall quality of our Company's financial reporting. The Audit Committee further discussed with Deloitte & Touche LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees,* issued by the Public Company Accounting Oversight Board, and received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and discussed with Deloitte & Touche LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that our Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2017.

This report is submitted by the members of the Audit Committee.

William H. Hernandez, Chair

Jose Armario

Thomas A. Burke

Gretchen R. Haggerty

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

FEES PAID

The following is a summary of the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, or collectively "Deloitte," for professional services rendered for the years ended December 31, 2017 and 2016:

Fee Category	2017	2016
	(thousands)	
Audit Fees	$3,032	$2,861
Audit-Related Fees	—	946
Tax Fees	155	135
All Other Fees	3	3
Total Fees	$3,190	$3,945

Audit Fees: Consist of fees billed for professional services rendered for the integrated audit of our consolidated financial statements and internal controls over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements, including debt offerings.

Audit-Related Fees: Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." In 2016, these services primarily included fees for audit work in connection with the disposition of L&W Supply.

Tax Fees: Consist of fees billed for professional services related to tax compliance and other tax services. Fees for assistance with U.S. tax compliance amounted to $100,000 in 2017 and 2016 and fees for assistance with international tax compliance amounted to $55,000 in 2017 and $12,000 in 2016. Fees for other tax services, which primarily included international tax planning, amounted to $23,000 in 2016.

All Other Fees: Consist of subscription fees of $3,000 in 2017 and 2016 for Deloitte's Accounting Research Tool.

PRE-APPROVAL OF SERVICES

The Audit Committee has a policy for pre-approval of all audit and non-audit services provided by our independent registered public accountants. Each year, the Audit Committee reviews and approves the independent registered public accountants' plan for the ensuing fiscal year, outlining the scope of audit services to be performed for the year and the proposed fees. If necessary, the Audit Committee will approve during the year any changes in terms, conditions and fees resulting from changes in audit scope or other matters. The Audit Committee also annually evaluates the non-audit services for which management believes the independent registered public accountants should be used and assesses whether the provision of such services is consistent with appropriate principles of independence and such other factors as the Audit Committee considers relevant. Any services not pre-approved in the annual authorization must be specifically pre-approved by the Audit Committee. The independent registered public accountants are not authorized to provide any services that are prohibited by Securities and Exchange Commission regulation or any other applicable law or regulation. Additionally, the independent registered public accountants are not allowed to provide any service to our Company under a contingent fee arrangement. To ensure prompt handling of unexpected matters, the Audit Committee delegates to its chair the authority to amend or modify the list of approved non-audit services and related fees. The chair then reports any such approval to the full Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS

PROPOSAL 3

SAY-ON-PAY: ADVISORY VOTE REGARDING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
The Board recommends a vote **FOR** the advisory vote approving the compensation of our named executive officers.

See **page 31** for further information about our executive compensation program.

We are asking stockholders to approve an advisory resolution on the compensation of our named executive officers as reported in this proxy statement (commonly referred to as "say-on-pay"). Our executive compensation program is designed to attract, motivate, engage and retain talented executives and align their interests with those of our stockholders. Our compensation program ties pay to performance by ensuring that a significant portion of compensation is performance-based and at risk. For example, in 2017, more than 84% of the target total compensation for Ms. Scanlon, our President and Chief Executive Officer, was performance-based and not guaranteed, and approximately 67% was in the form of long-term equity compensation.

We urge stockholders to read the Compensation Discussion and Analysis section of this proxy statement, which describes in more detail how our executive compensation policies and program operate and are designed to achieve our compensation philosophy, as well as the Summary Compensation Table and related compensation tables and narrative on pages 43 through 53 of this proxy statement, which provide detailed information on the compensation of our named executive officers.

At our annual meeting of stockholders held in May 2017, our stockholders approved the compensation of our named executive officers with more than 97% of the votes cast in favor of the say-on-pay proposal. Consistent with our stockholders' support, our Compensation and Organization Committee and our Board decided not to make any significant changes to our executive compensation program in response to such vote. The Board also recommended at last year's annual meeting, and subsequently approved based on the recommendation of more than 99% of our stockholders, that we hold an advisory say-on-pay vote every year until the next vote on the frequency of such votes is required at the 2023 annual meeting.

We believe that our compensation programs and policies are appropriate and effective in implementing our pay-for-performance compensation philosophy and objective and in achieving our goals, and that they are aligned with stockholder interests and worthy of continued stockholder support. Our compensation programs and policies have resulted in compensation that reflects our financial results and other performance, as described in the Compensation Discussion and Analysis.

We are asking stockholders to approve the following advisory resolution at the annual meeting:

> **RESOLVED**, that the stockholders of USG Corporation (USG) approve, on an advisory basis, the compensation of USG's named executive officers set forth in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for USG's 2018 Annual Meeting of Stockholders.

This advisory "say-on-pay" resolution is non-binding on the Board. Although non-binding, the Board and the Compensation and Organization Committee will carefully review and consider the voting results when evaluating our executive compensation program.

The Board recommends a vote FOR the advisory vote approving the compensation of our named executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Our Compensation Discussion and Analysis describes our executive compensation philosophy and programs which are governed by the Compensation and Organization Committee of our Board, or the Committee. It includes 2017 compensation for our named executive officers listed below:

Named Executive Officer	Title
Jennifer F. Scanlon	President and Chief Executive Officer
Matthew F. Hilzinger	Executive Vice President and Chief Financial Officer
Brian J. Cook	Executive Vice President and Chief Administrative Officer
Gregory D. Salah	Senior Vice President and President, Gypsum
Michelle M. Warner	Senior Vice President, General Counsel and Corporate Secretary

COMPENSATION PHILOSOPHY AND OBJECTIVES

Our executive compensation program is designed to attract, motivate, engage and retain talented executives and align their interests with those of our stockholders. Our program achieves those goals by providing a competitive total compensation package that is designed to meet the objectives described below:

Objectives	How we meet our objectives
Align management's interests with those of our stockholders	Grant market share units, which are earned based on our stock price performance over a three-year period
	Grant performance shares, which are earned based on our total stockholder return over a three-year vesting period, as compared to the stockholder return for the companies in the Dow Jones U.S. Construction and Materials Index, or the Index
	Maintain stock ownership guidelines, described on page 54 of this proxy statement
	Restrict hedging activity
Motivate management to achieve our strategic growth and annual operating objectives through compensation programs that reward performance	Annual cash incentive compensation opportunity for our named executive officers is variable based on achievement of an adjusted net earnings target and annual operating and financial targets, or Focus Targets, designed to support our strategy
Attract and retain talented managers	Ensure that compensation opportunity is competitive in relation to similar positions in similar organizations
	In general, set the target compensation opportunity for an individual executive officer around the median level for a comparator group of companies, while also considering the executive officer's performance, experience and skill
	Adjust compensation levels based on internal equity to appropriately reward the contributions of our executives and to facilitate succession planning

Our compensation program for executive officers, including our named executive officers, is structured to drive the achievement of financial and operating objectives while building the long-term value of our enterprise. We use a combination of base salary, annual and long-term incentive awards, retirement and other benefits and limited perquisites to link executive pay with financial and operating objectives set by the Committee. Our program places the greatest emphasis on performance-based incentives as shown below.

2017 TARGET PAY MIX FOR OUR CEO



2017 AVERAGE TARGET PAY MIX FOR OUR OTHER NEOs(1)



(1) *Excluding any special grants.*

2017 PERFORMANCE AND EXECUTIVE COMPENSATION

2017 Business Highlights:

RETURNED $184 million to stockholders through our share repurchase program	**ACQUIRED** Ceilings Plus, a leading manufacturer of specialty ceilings products, enhancing our presence in the high-growth Specialty Ceilings market	**INCREASED** net sales by 6% and executed the transition of L&W Supply in an orderly manner that enhanced relationships with all customers
INVESTED in our Advanced Manufacturing initiative, which is on pace to deliver expected 2018 benefits	**GENERATED** $59 million in equity method income from USG Boral	**REALIGNED** our operating structure to focus on the customer and best execute our strategic plan

ELEMENTS OF 2017 COMPENSATION

Base Salary – In 2017, we increased salaries for our named executive officers, as well as other salaried employees, to maintain market competitiveness, reward our named executive officers' individual performance and promote internal equity and succession planning. Increases for our named executive officers ranged from 3.0% to 14.3%. Ms. Scanlon's and Mr. Salah's salaries increased 11.8% and 14.3%, respectively, to bring them more in line with market competitive salaries for comparable positions in organizations in our comparator group.

Annual Incentive Awards – 50% of the annual incentive award opportunity for our named executive officers was based on achievement of the adjusted net earnings goal for 2017 set by the Committee. The balance of the award opportunity was based on achievement of Focus Targets. Annual incentive awards for our named executive officers in 2017 ranged from 49.3% to 56.8% of target due to the fact that our adjusted net earnings fell short of the target but exceeded the minimum, and the Focus Targets paid from 0% to 101% of target, as discussed under "Annual Incentive" below.

Long-Term Incentive Awards – Annual equity awards granted to our named executive officers in 2017 were comprised of market share units and performance shares, which align management's interests with those of our stockholders because the vesting of the awards is contingent on our stock price and our total stockholder return, respectively, increasing over a three-year period. As an example, the market share units earned in 2017 vested at 133% of the target award because our stock price increased by more than 37% over the measurement period. However, the performance shares earned in 2017, which vest based on our total stockholder return compared to other companies in the Index, did not meet the minimum performance criteria. As a result, they were completely forfeited. The difference in the vesting results for the market share units and performance shares underscores that the design of our Long-Term Incentive Plan requires a balanced performance between absolute and relative stock performance to achieve the highest level of compensation. In addition, three named executive officers were awarded one-time special grants consisting of time-based restricted stock units, as discussed under "Special Awards" below.

COMPENSATION GOVERNANCE

Our executive compensation practices include governance features that align the program with stockholder interests and encourage management not to take excessive risks.

What we do	✓	Provide a balanced mix of cash and equity awards, annual and long-term incentives and operating and financial performance metrics that promote a focus on long-term performance without undue emphasis on short-term results
	✓	Significant CEO pay at risk
	✓	Limit the payout under our annual Management Incentive Program, or MIP, to a maximum of two times the target incentive award
	✓	Include corporate-wide earnings targets in our annual incentive program for business unit heads to align their interests with overall corporate performance
	✓	Provide the Committee downward discretion over annual incentive program payouts
	✓	Provide an annual recurring long-term incentive award program that is 100% performance-based consisting of (i) market share units that are earned based on our stock price performance over a three-year period, which may retain some value in a depressed market and (ii) performance share awards that are earned based on a comparison of our total stockholder return over a three-year period to the total stockholder return for the companies in the Index
	✓	Grant our equity awards on an annual basis with long-term, overlapping vesting periods to motivate award holders to focus on sustained stock price appreciation
	✓	Include "clawback" provisions that allow our Board to recoup short-term and long-term incentive compensation paid to an executive officer under certain circumstances
	✓	Require long-term incentive awards granted since 2013 to have double-trigger vesting upon a change in control
	✓	Maintain stock ownership guidelines for our non-employee directors, executive officers and other senior managers to align the interests of the holders of those awards with the interests of our stockholders
	✓	Conduct annual advisory votes for stockholders to approve executive compensation
	✓	Maintain the Committee, which is comprised solely of independent directors
	✓	Retain Willis Towers Watson as independent compensation consultant to the Committee
	✓	Review compensation-related risk with management and Willis Towers Watson
What we <u>don't</u> do	✕	Use compensation practices that encourage executives to take excessive risk
	✕	Backdate or retroactively grant options or restricted stock units
	✕	Enter into Employment and Change in Control Severance Agreements that have provisions for excise tax gross-ups or additional service and age credits under our retirement plans (implemented in 2012)
	✕	Allow speculative transactions involving our securities, including participating in hedging activities or buying or selling puts or calls and short sales
	✕	Provide excessive or unusual executive perquisites

SETTING COMPENSATION LEVELS – ANNUAL REVIEW

The Committee sets the level of each element of compensation for our executive officers in February, and upon a hiring or promotion. As part of this process, the Committee considers market competitiveness, individual and Company performance for the prior year, internal equity and succession plans.

MARKET COMPETITIVENESS

Since 2003, management has engaged Aon Hewitt to conduct an annual Executive Compensation Competitive Review to compare compensation opportunity for our executive officers to the compensation opportunity provided for similar positions by 20-25 industrial and/or Chicago-based companies. The review provides the Committee with market information that enables it to evaluate total compensation opportunity, the mix of fixed and performance-based compensation elements and how total compensation is divided between the various elements. The Committee uses that information to develop its own recommendations with respect to the compensation of the Chief Executive Officer, and to evaluate recommendations made by management with respect to compensation of our other executive officers.

We select our comparator companies from among those for which data is available in Aon Hewitt's Total Compensation Measurement database, based on their similarity to our Company in terms of industry, annual revenue, complexity of operations, business cyclicality and geographic location. They are the types of companies with which we compete for talent. For 2017, MeadWestvaco Corporation was removed because it merged with another company. Our comparator group for 2017 was therefore comprised of:

A.O. Smith Corporation	Dover Corporation	Owens Corning
Armstrong World Industries, Inc.	Fortune Brands Home & Security, Inc.	Owens-Illinois, Inc.
Ball Corporation	Lennox International, Inc.	Packaging Corporation of America
Boise Cascade Company	Martin Marietta Materials, Inc.	The Sherwin-Williams Company
BorgWarner, Inc.	Masco Corporation	The Valspar Corporation
Brunswick Corporation	Mohawk Industries, Inc.	Vulcan Materials Company
Donaldson Company, Inc.	Mueller Water Products, Inc.	W.W. Grainger, Inc.

We have designed our executive compensation packages to be market competitive in total. Our objective is to provide executive officers with a targeted total compensation opportunity generally around the median of the comparator group for their individual positions. Median compensation data for our comparator group is derived by using regression analysis to size adjust comparator group data. For 2017, the comparator group data was size adjusted to a revenue of $4.779 billion, which approximated what our 2016 annual revenues would have been at the time the analysis was completed if we had included 50% of USG Boral revenues, and all of the revenue of L&W Supply, as we had not sold it at the time the analysis was conducted. For 2018, the impact of our new corporate structure following the divestiture of L&W Supply and the resulting loss of revenue for the year was taken into consideration and the Committee determined to remove A.O. Smith Corporation, The Sherwin-Williams Company and W.W. Grainger, Inc. from the comparator group and add Briggs & Stratton Corporation, Graphic Packaging Holding Company, James Hardie, Snap-On Incorporated and Valmont Industries, Inc.

Total compensation opportunity for each executive officer is set by starting with the median of positions with similar responsibilities in the comparator group, and then adjusting based on individual performance and experience, internal equity, tenure and to further our succession planning philosophy of developing and promoting talent from within our Company. If the scope of one of our executive's position is unique relative to the positions in the comparator group companies, we start with internal equity considerations or general industry data to set the compensation opportunity. Executives who are newer in a position or have new responsibilities may be below the median for one or more elements of compensation. To reward extraordinary accomplishments, to promote retention and succession planning objectives and/or to maintain internal equity, we may set compensation opportunity for individual elements above the median. The Committee is comfortable with setting one or more elements of an executive's compensation opportunity above the median because the Committee is primarily concerned with the competitiveness of our executive officers' total compensation opportunity as opposed to the opportunity represented by any one individual element of compensation. The value of the Chief Executive Officer's compensation opportunity has historically been significantly higher than that of our other named executive officers based on our philosophy of paying market competitive compensation and reflects her broader accountability and the greater percentage of her total compensation that is performance-based. We do not set the compensation level of our executive officers as a multiple of the compensation of any other employee or group of employees.

Total target compensation — base salary, target annual incentive opportunity and the value of annual recurring long-term incentive awards — for each of our named executive officers for 2017, as a percentage of the comparator group median, was as follows:

Named Executive Officer	Percentage of Comparator Group Median
Ms. Scanlon	87%
Mr. Hilzinger	116%
Mr. Cook	92%
Mr. Salah	73%
Ms. Warner	105%

PERFORMANCE

The Board assesses the performance of the Chief Executive Officer, and the Chief Executive Officer assesses the performance of the other executive officers and summarizes the results for the Committee when making her compensation recommendations to the Committee.

The Committee's determination of our executive officers' compensation adjustments is based on its assessment of each executive officer's contribution to our overall financial results for the year and to the accomplishment of our annual operating and financial objectives as well as internal equity.

CONSIDERATION OF ADVISORY VOTE ON COMPENSATION

At our annual meeting held in May 2017, our stockholders approved the compensation of our named executive officers with more than 97% of the votes cast in favor of the proposal. Consistent with our stockholders' support, the Committee and our Board decided not to make any significant changes to our executive compensation program for 2018 in response to such vote. The Board also recommended at last year's annual meeting, and subsequently approved based on the recommendation of more than 99% of our stockholders, that we hold an advisory say-on-pay vote every year until the next vote on the frequency of such votes is required at the 2023 annual meeting.

ELEMENTS OF TOTAL COMPENSATION

Our compensation program consists of base salary, annual incentive, long-term incentive and benefits and perquisites.

BASE SALARY

Salaries are paid to provide a base level of competitive cash compensation for executives. The starting point for determining base salaries for our executive officers is the annual Aon Hewitt Executive Compensation Competitive Review. Individual salaries for our named executive officers in 2017 ranged between approximately 91% and 108% of the median for the comparator group. Factors that warrant paying above the median include:

individual performance, as assessed by the Chief Executive Officer (or in the case of the Chief Executive Officer, the Committee and Board), experience, tenure in the position, skills, internal equity and retention considerations.

The Committee approved salary increases for 2017 for all salaried employees, including the following increases for our named executive officers:

Named Executive Officer	2016 Base Salary	2017 Base Salary	Percentage Increase
Ms. Scanlon	$850,000	$950,000	11.8%
Mr. Hilzinger	605,000	623,000	3.0%
Mr. Cook	425,000	438,000	3.1%
Mr. Salah	350,000	400,000	14.3%
Ms. Warner	450,000	470,000	4.4%

ANNUAL INCENTIVE

Our MIP provides a variable reward opportunity based on adjusted net earnings and the achievement of Focus Targets, and is intended to motivate management to achieve profit and annual operating objectives. We pay annual incentive awards in the first quarter of the year following the year in which they are earned.

The target annual incentive opportunity for participants in the MIP is expressed as a percentage of base salary. For 2017, the target annual incentive opportunity for named executive officers ranged from 65% of base salary to 110% of base salary for Ms. Scanlon. Our Chief Executive Officer's annual incentive opportunity is higher than the opportunity for our other executive officers in recognition of the broader scope of her responsibilities and impact on corporate performance, and based on market data regarding compensation of chief executive officers of the companies in our comparator group. The amount of the target annual incentive opportunity for each of our named executive officers for 2017

is indicated under the heading "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" in the 2017 Grants of Plan-Based Awards Table on page 44 of this proxy statement.

For 2017, the annual incentive award opportunity was comprised of adjusted net earnings and Focus Targets, which are designed to provide an incentive to maximize earnings and pursue operational excellence, while at the same time supporting our strategy. On an individual basis, actual 2017 MIP payouts ranged from 49.3% to 56.8% of target for our named executive officers. As provided in the MIP approved by the Committee at the beginning of the year, the Committee determined that certain adjustments to net earnings and certain Focus Targets were appropriate because the events were nonrecurring and non-operational in nature and the accounting effects of these items were not indicative of the performance of our named executive officers during 2017. All of these adjustments were consistent with the types of adjustments allowed for under the MIP and are described below.

Management Incentive Plan Components

Segment	Objective	Features	
Adjusted Net Earnings[1]	Motivate management to increase our profitability	• Weight	50%
		• Potential Payout Range	0% to 200%
		• 2017 Target	$287 million[2]
		• 2017 Minimum	$244 million
		• 2017 Maximum	$330 million
		• 2017 Performance	$254.7 million[3]
		• 2017 Payout Earned % of Target	62%
Focus Targets	Motivate management to achieve annual operating and financial objectives	• Weight	50%
		• Potential Payout Range	0% to 200%
		• 2017 Average NEO Payout Earned % of Target	48.6%

(1) Straight-line interpolation is used to determine values between performance thresholds.

(2) In 2016, adjusted net earnings actually achieved for incentive plan purposes was $295 million, but that amount included 10 months of results of L&W Supply prior to its disposition on October 31, 2016. In setting the target for 2017, the Committee took into account the sale of L&W Supply and the resulting loss of earnings.

(3) For 2017, GAAP net earnings were $88 million and were adjusted to exclude pension settlement charges, loss on extinguishment of debt, loss from discontinued operations, the impact of changes in tax law, acquisition and integration expenses related to the acquisition of Ceilings Plus and its results for December 2017, and the tax impact of stock option exercises. Net earnings were also neutralized for foreign currency and incentive plan expense above or below planned amounts.

In 2017, to better support top-line growth through new products, the Committee replaced the cash conversion cycle Focus Target used in 2016 with metrics focused on strategic growth initiatives identified in the long-range and annual operating plans, which we refer to as the Growth Index. The Growth Index includes new platforms and products, as well as new enhancements to platforms and products across all business units, and is measured by incremental net sales of such platforms and products. The Committee also replaced USG Boral adjusted equity income as a Focus Target with USG Boral adjusted earnings before income and taxes, or adjusted EBIT, in order to mitigate the volatility of taxes, the impact of which is generally not within the control of MIP participants. The Committee determined to maintain the Focus Targets for operating margins and selling and administrative expenses in order to continue to motivate management to control costs and increase margins.

We believe these Focus Targets were effective because we reduced our selling and administrative expense, saw strong results in the Growth Index and had a successful year with USG Boral, which resulted in payouts for those Focus Targets. However, higher costs of raw materials during 2017, notably waste paper and steel, drove a significant decrease in operating profit and margins, which resulted in no payout for the adjusted operating margin Focus Targets. The difference in the payouts for the various Focus Targets underscores that the design of the MIP requires a balanced performance on each metric for named executive officers to achieve the highest level of compensation under this plan. The chart below outlines the specific Focus Targets chosen by the Committee for our named executive officers.

Measure	Minimum	Target	Maximum	2017 Performance	Payout Earned % of Target
Adjusted Operating Margins					
Consolidated[1]	14.1%	15.8%	17.2%	13.4%	0%
Gypsum[2][3]	14.0%	15.4%	17.0%	13.3%	0%
Ceilings[2][4]	20.3%	22.6%	24.9%	20.1%	0%
USG Boral Adjusted EBIT ($ in millions)[5]	$156.6	$174.0	$191.4	$165.2	75%
Selling and Administrative Expense ($ in millions)[6]	$300.5	$294.5	$289.5	$294.3	101%
Growth Index ($ in millions)	$111.2	$139.0	$166.8	$128.9	82%

(1) Consolidated operating margin (consolidated operating profit divided by consolidated net sales) was 11.5% in 2017. To calculate adjusted operating margin, operating profit was adjusted to include equity income from USG Boral and exclude pension settlement charges and acquisition and integration expenses related to the acquisition of Ceilings Plus and its results for December 2017, and was neutralized for foreign currency and incentive plan expense above or below planned amounts. Net sales were adjusted to exclude the results of Ceilings Plus for December 2017 and were neutralized for foreign currency.

(2) Effective beginning with the fourth quarter of 2017, we made certain changes to our organizational structure in conjunction with our new corporate strategy to align with how we manage our businesses, review operating performance and allocate resources. As a result of these changes, effective for the quarter ended December 31, 2017, the former Gypsum segment was separated into the U.S. Wallboard & Surfaces segment, the U.S. Performance Materials segment and a portion of the Canada segment, while the former Ceilings segment was separated into the U.S. Ceilings segment and a portion of the Canada segment. We did not recast previously communicated Focus Target goals in connection with the revised segments given that the new segments were not implemented until late in the fourth quarter.

(3) Operating margin for our former Gypsum segment (Gypsum operating profit divided by Gypsum net sales) was 13.2% in 2017. To calculate Gypsum adjusted operating margin, Gypsum operating profit was adjusted to exclude pension settlement charges and was neutralized for foreign currency and incentive plan expense above or below planned amounts. Gypsum net sales were also neutralized for foreign currency.

(4) Operating margin for our former Ceilings segment (Ceilings operating profit divided by Ceilings net sales) was 19.8% in 2017. To calculate Ceilings adjusted operating margin, Ceilings operating profit was adjusted to exclude pension settlement charges and acquisition and integration expenses related to the acquisition of Ceilings Plus and its results for December 2017, and was neutralized for foreign currency and incentive plan expense above or below planned amounts. Ceilings net sales were adjusted to exclude the results of Ceilings Plus for December 2017 and were neutralized for foreign currency.

(5) USG Boral net income was $117 million in 2017. To calculate USG Boral adjusted EBIT, USG Boral net income was adjusted to exclude net interest, taxes on income, net interest and taxes attributable to non-controlling interest and long-lived asset impairment charges, and was neutralized for foreign currency and incentive plan expense above or below planned amounts.

(6) Selling and administrative expense was $298 million for 2017 and was adjusted to exclude pension settlement charges and acquisition and integration expenses related to the acquisition of Ceilings Plus and its results for December 2017, and was neutralized for foreign currency and incentive plan expense above or below planned amounts.

For 2017, the named executive officers were assigned the following Focus Targets with the weightings indicated below:

	Consolidated Adjusted Operating Margin	Gypsum Adjusted Operating Margin	Ceilings Adjusted Operating Margin	USG Boral Adjusted EBIT	SG&A	Growth Index
Ms. Scanlon	20%	—	—	10%	10%	10%
Mr. Hilzinger	20%	—	—	10%	10%	10%
Mr. Cook	20%	—	—	10%	10%	10%
Mr. Salah	—	15%	15%	—	10%	10%
Ms. Warner	20%	—	—	10%	10%	10%

As a result of the changes in our organizational structure, each of the presidents of our divisions, including Mr. Salah, now has more direct profit and loss accountability for the performance of the business units in his respective division. Accordingly, 25% of the annual incentive award opportunity for 2018 for the presidents of our divisions will be based on the achievement of the adjusted operating profit goal set by the Committee for his division, and 25% will be based on the achievement of the corporate adjusted net earnings goal set by the Committee. The balance of the award opportunity will continue to be based on the achievement of individual Focus Targets.

LONG-TERM INCENTIVE

At our annual meeting in 2016 our stockholders approved a new equity-based incentive-compensation plan, the USG Corporation 2016 Long-Term Incentive Plan. Prior thereto grants were made under the USG Corporation Long-Term Incentive Plan, and we refer to the two plans collectively as the LTIP. The purpose of the LTIP is to motivate management to build the value of the enterprise, to align management's interests with those of our stockholders and to provide a competitive compensation opportunity that enables us to attract and retain talented employees.

For 2017, the annual awards consisted of market share units, or MSUs, and performance shares. These awards are performance based or "at risk", based on both our absolute stock performance with MSUs (as measured by our stock price) and relative stock performance with performance shares (as measured by our total stockholder return compared to other companies in the Index). We believe combining elements of both absolute stock performance and relative stock performance provides the best incentive for management to increase stockholder value. The LTIP also provides for the use of stock options, stock appreciation rights, restricted stock units, or RSUs, restricted stock, performance units and other stock and cash awards.

At their regularly scheduled meetings in February 2017, the Committee and Board approved annual awards for 2017. For executive officers, 75% of the value of the total award was provided in the form of MSUs and the remaining 25% was provided in the form of performance shares.

Market Share Units

MSUs are stock units earned based on the stock market performance of our common stock as measured over a three-year period. The actual number of shares of common stock to be issued can range from zero to 150% of the number of MSUs awarded based on the percentage change in the Market Value of our common stock, as defined below, over the three-year vesting period. If the Market Value increases by *more than* 10% during the vesting period, both the value and number of shares that vest increase. If the Market Value increases by *less than* 10%, does not change or declines, both the value and number of units that are eligible to vest will be reduced.

We believe MSUs provide a strong incentive for our participants to achieve results that increase value for our stockholders. A 10% increase in the Market Value is required to earn even a target number of MSUs. A decrease over the vesting period of more than 50% in Market Value results in the forfeiture of the MSUs.

MSUs granted in 2017 will be earned on December 31, 2019 according to the schedule below. On the Start Date, as defined below, the Market Value of the MSUs granted in 2017 was $29.20. In general, earning the MSUs granted in 2017 requires continued employment through December 31, 2019. In the case of termination of employment due to death, disability or retirement during the performance period, vesting will be pro-rated based on the number of full months employed during 2017 in accordance with the MSU award agreements and are paid at the end of the performance period. The MSUs will vest upon a change in control in most circumstances only if there is also a related loss of employment or diminution of duties.

Performance of Market Value on End Date compared to the Start Date	Percentage of Target Shares Earned on December 31, 2019[1]
More than 50% decrease	0%
50% decrease	50%
No change	92%
10% increase	100%
50% or more increase	150%

(1) Straight-line interpolation is used to determine values between performance thresholds.

Market Value of our common stock is determined on the applicable date as set forth below:

	Start Date (Grant on February 8, 2017)	End Date (Paid in February 2020)
Market Value measurement methodology on applicable dates	Average of the closing prices of our common stock over the first 15 trading days in January 2017	Average of the closing prices of our common stock over the first 15 trading days in January 2020

As an example, if an employee was granted 100 target MSUs, and the average of the closing prices of our common stock for the first 15 trading days in January 2017 (the "Start Date") is $25, with the average of the closing prices of our common stock for the first 15 trading days in January 2020 (the "End Date") remaining $25 (a scenario where the Market Value does not change), then the employee would receive 92% of the target shares, or 92 shares of common stock worth $2,300 on the End Date. If the Start Date stock price is $25 and the End Date stock price increases to $37.50 (a 50% increase in Market Value), then the employee would receive 150% of the target shares, or 150 shares of common stock worth $5,625 on the End Date. However, if the End Date stock price decreases to $12.50 (a 50% decrease in Market Value), then the employee would receive 50 shares of common stock worth $625 on the End Date. An ending stock price below $12.50 would result in no shares vesting.

The MSUs awarded on February 11, 2015 were earned as of December 31, 2017 and resulted in payout percentage of 133%, with the Market Value comparing the average of the closing prices of our common stock for the first 15 trading days in January 2015 (resulting in a beginning Market Value of $28.60) to the average of the closing prices of our common stock during the first 15 trading days in January 2018 (resulting in an ending Market Value of $39.19), an increase of more than 37%. The MSUs granted in 2016 remain outstanding and will be earned on December 31, 2018 based on the average of the closing prices of our common stock for the first 15 trading days in January 2016 (resulting in a beginning Market Value of $20.37) compared to the average of the closing prices of our common stock during the first 15 trading days in January 2019. The terms of the MSUs granted in 2016 are consistent with the MSUs granted in 2017.

Performance Shares

Performance shares are earned based on a comparison of our total stockholder return over a three-year vesting period to the total stockholder return for the companies in the Index. The actual number of shares of common stock to be issued can range from zero to 200% of the number of performance shares awarded. The Index is adjusted to reflect changes in the companies included in the Index during the vesting period. We use this Index because it is comprised of companies that participate in similar markets as our operating businesses and, therefore, provides an appropriate public benchmark to measure the relative performance of our stock. We also use this Index in the performance graph included in our annual report on Form 10-K.

We believe performance shares provide a strong incentive for our participants to achieve results that increase value for our stockholders. Total stockholder return at the 35th percentile relative to the Index is required to earn any performance shares. A stockholder return below the 35th percentile relative to the Index over the vesting period results in the forfeiture of the performance shares.

Performance shares granted in 2017 will be earned on December 31, 2019 according to the schedule below. In general, earning performance shares requires continued employment through December 31, 2019. In the case of termination of employment due to death, disability or retirement during the performance period, vesting will be pro-rated based on the number of full months employed during the performance period in accordance with the performance share award agreements and are paid at the end of the performance period. The performance shares will vest upon a change in control in most circumstances only if there is also a related loss of employment or diminution of duties.

Total USG Stockholder Return Relative to Index	Percent of Award Earned[1]
Below 35th percentile	0%
35th percentile	35%
50th percentile	100%
75th percentile	150%
90th percentile or above	200%

(1) Straight-line interpolation is used to determine values between vesting tiers.

The performance shares granted on February 11, 2015 were earned as of December 31, 2017 and vested at 0% of target due to our Company's stockholder return relative to the Index performing at the 25th percentile during the three-year performance period ending December 31, 2017. The performance shares granted in 2016 remain outstanding and will be earned as of December 31, 2018 based on a comparison of our total stockholder return over a three-year vesting period to the total stockholder return for the companies in the Index. The terms of the performance shares granted in 2016 are consistent with the performance shares granted in 2017.

Special Awards

The Committee and Board may also grant special awards to our executive officers upon hiring, promotion, changed responsibilities or in recognition of significant accomplishments. During 2017, the Committee and Board approved special awards of 7,500 RSUs, having a grant date fair value of $236,175, to each of Mr. Cook and Ms. Warner in recognition of their efforts in connection with the divestiture of L&W Supply, and 5,000 RSUs, having a grant date fair value of $160,650, to Mr. Salah in connection with changed responsibilities. Mr. Cook's RSUs vest on the earlier of the third anniversary of the grant date or his retirement (provided that his retirement was no earlier than one year after the grant date). Ms. Warner's and Mr. Salah's RSUs vest on the third anniversary of the grant date. The RSUs may vest earlier in the event of death or disability, and will vest upon a change in control in most circumstances only if there is also a related loss of employment or diminution of duties.

BENEFITS AND PERQUISITES

We provide a comprehensive health and welfare package to all of our full-time employees. Our executive officers are eligible to participate in these plans on the same basis as other eligible employees. The package includes the following benefits:

Medical, Dental and Vision Plans	All participants contribute a portion of the cost of the coverage for the medical, dental and vision plans. We do not provide any supplemental medical coverage or subsidy to any executive officer. Employees hired prior to January 1, 2002 are eligible for retiree medical subsidies.
USG Corporation Investment Plan (401(k) Plan)	This qualified defined contribution plan allows employees to invest up to 75% of salary and annual incentive awards (subject to the maximum levels of compensation and contribution set by the Internal Revenue Service) in twelve target date funds or ten core investment alternatives. Employees can contribute on a pre-tax basis and/or a Roth after-tax basis. We match employee contributions $0.40 per dollar on the first 6% of employee pay contributed. Effective April 1, 2018, we will match employee contributions $0.50 per dollar on the first 6% of employee pay contributed.
USG Corporation Retirement Plan	For employees hired before January 1, 2011, this qualified defined benefit plan provides a pension benefit based on the participant's years of credited service in the plan and the participant's final average pay. The plan requires participants to contribute 2% of pensionable earnings toward benefits. Participants can elect early retirement, with the benefit reduced 5% for each year earlier than age 65 at retirement. Participants who have a combined number of years of age and service equaling 90 can retire at age 62 without a reduction in the benefit or can retire earlier than age 62 with a 3% reduction per year. We amended the plan to replace the final average pay formula with a cash balance formula for employees hired after December 31, 2010. The cash balance pension benefit is based on the participant's years of credited service in the plan and the participant's age. Mr. Hilzinger and Ms. Warner participate in the cash balance formula.

We also provide the following plans for our more highly compensated employees, including our named executive officers, that provide benefits to supplement those provided under our Investment Plan and Retirement Plan:

Supplemental Retirement Plan	As of December 31, 2017, approximately 60 employees, including our named executive officers, participated in the USG Corporation Supplemental Retirement Plan. This plan restores the benefits which otherwise would be delivered under the USG Corporation Retirement Plan but for the limits on pensionable compensation set by the Internal Revenue Service. The provisions of this plan mirror those of the Retirement Plan, including benefit formulas, definition of final average pay (without Internal Revenue Service limits) and the requirement for the contribution of 2% of pensionable earnings. Further information regarding our retirement plans and the present value of the qualified and supplemental pension benefits for our named executive officers appears under the heading "2017 Pension Benefits Table" beginning on page 48 of this proxy statement.
Deferred Compensation Plan	As of December 31, 2017, approximately 40 employees participated in the USG Corporation Deferred Compensation Plan, none of whom were our named executive officers. Due to the contribution limits set by the Internal Revenue Service applicable to the USG Corporation Investment Plan, this nonqualified plan is designed to allow highly compensated employees the opportunity to defer compensation (and thus current income tax) generally until after termination of employment with our Company. We do not match deferred amounts. Those amounts are invested as directed by the participant into investment options that are similar to those of the USG Corporation Investment Plan. We are obligated to pay the deferred amounts, plus or minus any accumulated earnings or losses on those amounts, to the participants following the termination of the deferral period.
Perquisites and Other Benefits	We make certain perquisites and other benefits available to our executive officers as part of providing them a competitive total compensation package and to facilitate their attention to the demands of our business. Executive officers are offered a company automobile and office parking, partial reimbursement for financial planning services, personal liability insurance and executive death benefit coverage, an annual medical examination, and on a limited basis, membership in luncheon clubs. The value of these benefits is described in more detail in the table titled "Supplemental Table" on page 44 of this proxy statement.

EMPLOYMENT SECURITY AND POTENTIAL POST-EMPLOYMENT PAYMENTS

We provide all of our named executive officers with two employment security arrangements — an employment agreement and a change-in-control severance agreement.

EMPLOYMENT AGREEMENTS

We provide employment agreements to assist in attracting and retaining executives, to protect our assets and intellectual property and to reduce the potential for litigation related to termination of employment. By setting the terms for the involuntary termination of an executive officer in advance of the termination, these agreements facilitate the Board's and the Chief Executive Officer's ability to effectuate smooth transitions in the executive team. The employment agreements generally provide named executive officers with two years of salary and bonus and lump sum payments equal to the cost of continued medical benefits for 18 months and, for Ms. Scanlon and Mr. Cook, the present value of providing an additional two years of service and two years of age credit under our retirement plans. The agreements provide these benefits only upon an involuntary termination of

the named executive officer's employment without "cause." These agreements renew for successive one-year terms effective January 1 of each year unless 120 days' notice of termination is provided before expiration of the current term.

We believe that the level of benefits provided by our agreements is in line with market practice for those companies that use employment agreements. Consistent with our paying two years' compensation as severance, the agreements include a requirement that after termination of employment, the executive officer will not compete with us for two years nor solicit our employees for three years. Executive officers are required to sign a release waiving potential claims against us before any payments are made.

CHANGE-IN-CONTROL SEVERANCE AGREEMENTS

We provide change-in-control severance agreements to promote neutrality of our named executive officers during potential change-in-control transactions so they will make the best decision for our stockholders, to retain the executive team, to protect our intellectual property and to reduce the potential for litigation related to termination of employment. The agreements in effect for our named executive officers provide two years (three years for Mr. Cook) of salary and bonus, the greater of the executive officer's pro rata target annual incentive award for the year in which the termination of employment occurs or the year in which the change in control occurs, continued participation in our welfare benefit plans for 18 months, and lump sum payments equal to the cost of continued medical benefits for six months (18 months for Mr. Cook) and the present value of providing Ms. Scanlon and Mr. Cook an additional two years or three years of service and age credit, respectively, under our retirement plans. Mr. Hilzinger's, Mr. Salah's and Ms. Warner's agreements do not provide for any payment for additional service or age credit.

The agreements provide these benefits only in the event that there is both a change in control and an involuntary termination of the named executive officer's employment by our Company without "cause" or by the executive for "good reason." The definition of change in control is generally the same as the LTIP plan that was approved by our stockholders in 2016. Good reason includes, among other things, a reduction in salary or a material diminution in duties, responsibilities or total compensation. Ms. Scanlon's and Mr. Cook's agreements include an "excise tax gross up" provision. If the total amounts payable to the executive officer would constitute a "parachute payment" resulting in the

imposition of an excise tax, the payment will be reduced to the extent necessary to avoid being a parachute payment, unless the reduction would be more than 10% of the total amounts payable. In that case, the payment will be increased to provide the executive officer a net after-tax amount equal to the value of the excise tax imposed. Mr. Hilzinger's, Mr. Salah's and Ms. Warner's agreements include an "alternative cap" provision which provides that if the total amounts payable would constitute a "parachute payment" resulting in the imposition of an excise tax, the payment will be reduced to the extent necessary to avoid being a parachute payment, unless Mr. Hilzinger, Mr. Salah or Ms. Warner, as applicable, would receive a better after-tax benefit if the payment were not reduced and he or she paid the resulting excise tax directly.

As with our employment agreements, we believe that the level of benefits provided by our change-in-control severance agreements is also in line with market practice for organizations that use change-in-control agreements. In consideration of our paying severance compensation, these agreements include a requirement that after termination of employment, the named executive officer will not compete with us for one year or solicit our employees for two years (three years for Mr. Cook). Executive officers are required to sign a release waiving potential claims against us before any payments are made under these agreements. Further information regarding the benefits our current named executive officers could receive under these agreements is provided in the tables titled "Potential Payments Upon Termination or Change in Control" beginning on page 49 of this proxy statement.

OTHER COMPENSATION PRACTICES, POLICIES AND INFORMATION

COMMITTEE POSITION ON INCENTIVES AND EXCESSIVE RISK

The Committee believes that the design of our compensation programs, which balances salary, short-term incentives and long-term incentives, does not encourage management to take excessive risks to maximize earnings or meet performance objectives in a single year at the expense of our long-term objectives. This balanced array of incentives encourages management to achieve both short-term operating and financial and long-term strategic objectives identified by the Committee as being important. The features of our compensation program that reduce the likelihood of excessive risk-taking are described under "Compensation Governance" on page 33 of this proxy statement. The Committee and its consultant annually review a risk assessment of our compensation programs, and they believe that these programs do not create risks that are reasonably likely to have a material adverse effect on us.

MANAGEMENT'S ROLE IN COMPENSATION

Our Human Resources Department is responsible for the administration of our executive compensation, benefits and related programs. Mr. Cook is accountable for making proposals to the Committee for changes in compensation and benefit programs at the request of either management or the Committee and is the primary management contact for the chair of the Committee.

Ms. Scanlon and Mr. Cook usually attend meetings of the Committee to present matters for consideration by the Committee and to answer questions regarding those matters, and Ms. Warner usually attends meetings of the Committee to serve as secretary. Other executive officers and senior managers may attend meetings at the request of either management or the Committee to provide information and answer questions relevant to the Committee's consideration of matters presented to it.

The Chief Executive Officer recommends to the Committee any changes in compensation for executive officers (other than herself) based on her assessment of each individual's performance, contribution to our results and potential for future contributions to our success. The Committee meets in executive session without any members of management present to review the performance and compensation of the Chief Executive Officer, to evaluate compensation proposals made by management and to make decisions with respect to those proposals.

Once each year management provides the Committee with an overview of all compensation and benefit plans pertaining to executive officers, including the purpose and cost of the programs and the value delivered to the participants by the programs. The Committee uses this information when evaluating subsequent compensation proposals by management and in developing its own proposals for changes to executive officer compensation. Ms. Scanlon and Mr. Cook also lead an annual review for the Board of our management succession plans. This review provides the Committee and other Board members with information regarding the performance and potential of our management team that can be taken into account when executive compensation decisions are made.

COMPENSATION CONSULTANTS

The Committee has retained Willis Towers Watson as a compensation consultant to provide the Committee with an independent review of our executive compensation program. Willis Towers Watson was selected by the Committee and works under the direction of the chair of the Committee. The Committee has assessed the independence of Willis Towers Watson and did not identify any conflict of interest that would prevent Willis Towers Watson from independently representing the Committee.

Willis Towers Watson's primary role is to provide an independent analysis of competitive market data and to assist the Committee in evaluating compensation proposals made by management, including recommendations for named executive officer compensation made by our Chief Executive Officer. Willis Towers Watson also assists the Committee in developing the compensation package for our Chief Executive Officer, advises regarding potential program design changes and reviews incentive plan goals and awards earned under such plans. At the direction of the chair of the Committee, Willis Towers Watson may meet with management and/or management's consultant to review management's proposals prior to the Committee's review. A representative of Willis Towers Watson attended all but one of the Committee meetings held in 2017. Willis Towers Watson's fees for its services provided to the Committee in 2017 were $41,087. Our Company pays Willis Towers Watson's fees for consulting services provided to the Committee after approval of those fees by the chair of the Committee.

Management also engaged Willis Towers Watson to provide services during 2017 to advise regarding broad-based benefit plans, to provide retiree benefits services and to conduct employee focus groups. Its fees for those services were $104,900. Although the Committee does not approve in advance the engagement of Willis Towers Watson by management for services other than those related to executive compensation, the Committee reviews, on an annual basis, all other services provided by Willis Towers Watson and considers whether such services compromise Willis Towers Watson's independence in providing services to the Committee.

Management also uses consultants to provide analysis and advice with respect to executive compensation programs and practices. Management's primary advisor for compensation-related matters is Exequity, LLP. Exequity assists management in analyzing competitive market practices and benchmark data and in developing proposals for review by the Committee. It does not provide any services to our Company other than executive compensation consulting. Management also contracts with Aon Hewitt to conduct an annual competitive review of our executive compensation pay practices compared to those of a comparator group of companies. The study assists management in comparing compensation levels for our executive officers to compensation levels of the comparator group. Aon Hewitt does not assist management in formulating proposals for compensation changes for executive officers. Aon Hewitt provides other services to us related to the administration of our retirement, health and welfare benefit plans.

SECURITIES TRADING POLICY

Our Securities Trading Policy provides that our non-employee directors, executive officers and other senior managers are prohibited from engaging in any speculative transactions involving our securities, including (a) buying or selling puts or calls, (b) short sales or (c) margin purchases of our securities. They are also prohibited from purchasing or using financial instruments that are designed to hedge or offset any decrease in the market value of our securities.

CLAWBACK OF AWARDS

Our LTIP and the agreements evidencing equity awards provide that if the Committee determines that any fraud or intentional misconduct by an executive officer was a significant contributing factor to our Company having to restate all or a portion of its financial statements, the executive officer must return to us any outstanding equity awards or common stock paid out pursuant to the agreement. If the executive officer disposed of any equity award or common stock, he or she must pay to us in cash the value of the equity award or common stock on the date they were paid out. In addition, our annual incentive program for our executive officers allows us to recoup excess incentive compensation paid to an executive officer if our financial statements are restated due to fraud or intentional wrongdoing of the executive officer.

IMPACT OF TAX CONSIDERATIONS ON COMPENSATION

Management and the Committee reviewed and considered the deductibility of payments under our executive compensation program under Internal Revenue Code Section 162(m) and the regulations promulgated thereunder, which generally limit deductibility of compensation to $1 million for certain employees. When the Committee made its 2017 compensation decisions, the $1 million limit did not apply to performance-based compensation that is paid pursuant to stockholder-approved plans and was approved by directors who qualify as "outside directors" within the meaning of Section 162(m). However, effective for 2018, compensation paid to our covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

In 2017, the Committee generally structured and administered executive compensation plans and arrangements so that they would not be subject to the 162(m) deduction limit. However, to maintain flexibility in structuring appropriate compensation programs in the interest of stockholders, the Committee may from time to time approve payments that cannot be deducted.

For example, RSU awards made to certain employees may not be deductible for federal income tax purposes, depending on the amount and type of other compensation these employees receive.

Despite the Committee's efforts to structure the executive compensation in a manner intended to be exempt from Section 162(m) and therefore not subject to its deduction limits, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief under the legislation repealing Section 162(m)'s exemption from the deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will.

Management and the Committee reviewed all executive compensation programs and arrangements under Internal Revenue Code Section 409A related to the deferral of compensation, and the current and future year accounting impact of the LTIP awards when it considered and approved those awards.

COMPENSATION AND ORGANIZATION COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis section above with our management. Based on that review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

This report is submitted by the members of the Compensation and Organization Committee.

Richard P. Lavin, Chair

Jose Armario

Matthew Carter, Jr.

Steven F. Leer

COMPENSATION TABLES

2017 SUMMARY COMPENSATION TABLE

The Summary Compensation Table below reflects total compensation earned by or paid to our principal executive and financial officers and our other most highly compensated executive officers for the last three years. Information is provided for Mr. Cook, Mr. Salah and Ms. Warner only for the year(s) during which he or she was a named executive officer.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Jennifer F. Scanlon, President and Chief Executive Officer	2017	$933,333	$4,514,499	$593,560	$1,129,282	$62,296	$7,232,970
	2016	509,500	1,944,076	754,175	231,023	30,275	3,469,049
	2015	404,417	1,021,538	233,211	212,942	32,316	1,904,424
Matthew F. Hilzinger, Executive Vice President and Chief Financial Officer	2017	620,000	1,692,924	265,398	115,793	25,405	2,719,520
	2016	600,833	1,461,019	831,270	82,054	33,493	3,008,669
	2015	576,167	1,243,295	528,525	56,092	38,241	2,442,320
Brian J. Cook, Executive Vice President and Chief Administrative Officer	2017	435,833	913,343	161,710	813,083	49,327	2,373,296
	2016	421,167	618,116	506,090	546,864	44,692	2,136,929
Gregory D. Salah, Senior Vice President and President, Gypsum	2017	391,667	1,007,131	138,040	1,376,100	35,186	2,948,124
Michelle M. Warner, Senior Vice President, General Counsel and Corporate Secretary	2017	466,667	1,082,656	186,872	71,326	50,043	1,857,564
	2016	450,000	1,069,616	577,080	24,051	45,601	2,166,348

(1) The amounts shown in this column reflect the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 for MSUs and performance shares granted under our LTIP and, for Mr. Cook, Mr. Salah and Ms. Warner in 2017, include the value of special awards of RSUs. However, for purposes of this table, estimates of forfeitures have been removed. A Monte Carlo simulation has been chosen for both the MSU and performance share valuations. The assumptions used in valuing the MSUs and performance shares are described in Note 10 to our consolidated financial statements included in our 2017 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2018. The grant date fair value for each RSU is equal to the closing market price of our common stock on the date of grant. Expense is recognized over the period from the grant date to the end of the performance or vesting period. Awards under the LTIP are described further under "Long-Term Incentive" in the Compensation Discussion and Analysis beginning on page 37 of this proxy statement.

(2) The amounts shown in this column include payments under our annual Management Incentive Program, or MIP, for services performed in the year indicated.

(3) The amounts in this column reflect the aggregate change in the actuarial present value of accumulated benefits under our defined benefit pension plans from December 31, 2016 through December 31, 2017, the plan measurement dates used for financial statement reporting purposes. The named executive officers had no above-market or preferential earnings on deferred compensation.

(4) The amounts in this column reflect all other compensation for 2017 that could not properly be reported in any other column. Details regarding all other compensation components are provided in the supplemental table below. Several of the benefits listed in the table result in imputed income to the named executive officer. In the case of company-provided automobiles, the amounts shown reflect the portion of the Company cost attributed to personal use of the vehicle by the named executive officer, including the cost of lease payments, fuel, insurance, license and title, maintenance and repairs, less any gain we realized upon sale of the vehicle. All other items are valued at full actual cost. We also provide additional executive death and disability benefit coverage to our executive officers on a self-insured basis. There is a small incremental cost to us for providing this additional coverage. From time to time, executive officers may use our tickets to sporting venues for personal use. We believe there is no incremental cost associated with our executive officers using our tickets to sporting venues for personal use because the tickets are purchased in advance for the entire season with the intention that they be used for business purposes, they cannot be returned for a refund if they are unused and use for personal purposes occurs only if the tickets have not been reserved for use for a business purpose. No value is attributed in the 2017 Summary Compensation Table to personal benefits for which we incur no incremental cost.

Item	Jennifer F. Scanlon	Matthew F. Hilzinger	Brian J. Cook	Gregory D. Salah	Michelle M. Warner
Financial Planning Services	$13,692	$14,260	$15,797	$8,278	$9,872
Personal Liability Insurance	600	600	600	600	600
Executive Death and Disability Coverage	613	472	392	376	406
Executive Health Program	5,193	—	—	4,376	6,309
Luncheon Club	16,160	—	3,633	—	—
Company Automobile (personal use)	15,965	—[1]	18,832	11,483	22,783
Parking	4,200	4,200	4,200	4,200	4,200
Investment Plan Matching Contributions	5,873	5,873	5,873	5,873	5,873
Total	**$62,296**	**$25,405**	**$49,327**	**$35,186**	**$50,043**

(1) The gain we realized upon sale of the vehicle exceeded the cost of lease payments, fuel, insurance, license and title, maintenance and repairs.

The employment agreements entered into with each of our named executive officers are described under "Employment Agreements" in the Compensation Discussion and Analysis beginning on page 40 of this proxy statement.

2017 GRANTS OF PLAN-BASED AWARDS TABLE

The 2017 Grants of Plan-Based Awards Table below reflects equity and non-equity incentive plan awards made to each of the named executive officers during 2017. Equity awards include market share units (MSUs), performance shares (PS) and restricted stock units (RSUs).

Name	Award Type	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3][4]			Stock Awards: Number of Shares of Stock or Units (#)[5]	Grant Date Fair Value of Stock and Stock Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jennifer F. Scanlon	MSU	02/08/2017	—	—	—	42,993	85,985	128,978	—	$3,077,403
	PS	02/08/2017	—	—	—	12,760	36,456	72,912	—	1,437,096
	MIP	—	—	$1,045,000	$2,090,000	—	—	—	—	—
Matthew F. Hilzinger	MSU	02/08/2017	—	—	—	16,122	32,244	48,366	—	1,154,013
	PS	02/08/2017	—	—	—	4,785	13,671	27,342	—	538,911
	MIP	—	—	467,250	934,500	—	—	—	—	—
Brian J. Cook	MSU	02/08/2017	—	—	—	6,449	12,898	19,347	—	461,619
	PS	02/08/2017	—	—	—	1,914	5,468	10,936	—	215,549
	MIP	—	—	284,700	569,400	—	—	—	—	—
	RSU	02/08/2017	—	—	—	—	—	—	7,500	236,175
Gregory D. Salah	MSU	02/08/2017	—	—	—	8,061	16,122	24,183	—	577,006
	PS	02/08/2017	—	—	—	2,393	6,836	13,672	—	269,475
	MIP	—	—	280,000	560,000	—	—	—	—	—
	RSU	10/02/2017	—	—	—	—	—	—	5,000	160,650
Michelle M. Warner	MSU	02/08/2017	—	—	—	8,061	16,122	24,183	—	577,006
	PS	02/08/2017	—	—	—	2,393	6,836	13,672	—	269,475
	MIP	—	—	329,000	658,000	—	—	—	—	—
	RSU	02/08/2017	—	—	—	—	—	—	7,500	236,175

(1) The grant date is the date on which the equity awards were ratified by our Board, except for Mr. Salah's special grant of RSUs, which was approved by our Board on September 22, 2017, with a grant date of October 2, 2017.

(2) The amounts in the Target column reflect the target amounts payable under the 2017 MIP. The 2017 MIP is described under "Annual Incentive" in the Compensation Discussion and Analysis beginning on page 35 of this proxy statement. There was no threshold-level payout under the 2017 MIP. The maximum payout under the 2017 MIP was 200% of target. Total payments to any one individual under the 2017 MIP may not exceed $4 million.

(3) MSUs were granted to each named executive officer under our LTIP. The amount of common stock to be issued in respect of the MSUs can range from zero to 150% of target based on the percentage change in the price of our common stock over the applicable vesting period. The MSUs will generally be earned on December 31, 2019, with a 10% appreciation in the Market Value (as defined above in the Compensation Discussion and Analysis) of our common stock required for vesting of the target number of shares of common stock. With respect to the MSUs, the amounts in the Threshold column reflect the amount of common stock to be awarded upon a 50% decrease in Market Value, the Target column reflects the amount of common stock to be awarded upon achievement of a 10% appreciation in the Market Value, and the amounts in the Maximum column reflect the amount of common stock to be awarded upon a 50% or more increase in Market Value. Vesting will be pro-rated based on the number of full months employed during 2017 in the case of termination of employment due to death, disability or retirement, and pro-rated awards will be paid at the end of the three-year performance period. The MSUs will vest upon a change in control in most circumstances only if there is also a related loss of employment or diminution of duties. MSUs earned will be settled in shares of our common stock.

(4) Performance shares were granted to each named executive officer under our LTIP. The number of performance shares earned will vary from zero to 200% of target based on our total stockholder return relative to the total stockholder return of the companies in the Dow Jones U.S. Construction and Materials Index, or the Index, for the performance period, with the Index adjusted to reflect changes in the companies included in the Index for the performance period. The performance shares will generally be earned on December 31, 2019. With respect to the performance shares, the amounts in the Target column reflect the number awarded to the named executive officers on the grant date. The amounts in the Threshold column reflect the number of performance shares that will vest if our total stockholder return is at the 35th percentile of the total stockholder return of the Index companies, and the amounts in the Maximum column reflect the number of performance shares that will vest if our total stockholder return is at or above the 90th percentile of the total stockholder return of those companies. Vesting will be pro-rated based on the number of full months employed during the performance period in the case of death, disability or retirement, and pro-rated awards will be paid at the end of the three-year performance period. The performance shares will vest upon a change in control in most circumstances only if there is also a related loss of employment or diminution of duties. Each performance share earned will be settled in a share of our common stock.

(5) The amount in this column reflects the number of RSUs awarded to Mr. Cook, Mr. Salah and Ms. Warner under our LTIP on the applicable grant date. Mr. Cook's RSUs will vest on the earlier of February 8, 2020 or his retirement (provided that his retirement was no earlier than one year after the grant date). Ms. Warner's RSUs will vest on February 8, 2020 and Mr. Salah's RSUs will vest on October 2, 2020. The RSUs may vest earlier in the event of death or disability. The RSUs will vest upon a change in control in most circumstances only if there is also a related loss of employment or diminution of duties.

(6) The amounts in this column reflect the aggregate grant date fair value of the equity awards granted computed in accordance with FASB ASC Topic 718, and exclude the effect of estimated forfeitures. The assumptions used in valuing the MSUs and performance shares are described in Note 10 to our consolidated financial statements included in our 2017 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2018. The RSU awards portion is calculated using the closing stock price on the date of grant multiplied by the number of shares underlying the units. We did not grant any stock options in 2017.

2017 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The 2017 Outstanding Equity Awards At Fiscal Year-End Table below reflects options and other equity awards held by each of the named executive officers at December 31, 2017. Other equity awards include market share units (MSUs), performance shares (PS) and restricted stock units (RSUs).

Name	Option Awards					Stock Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Award Type and Year of Award	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Jennifer F. Scanlon	11,786	—	—	$6.86	2/11/2019					
	9,715	—	—	11.98	2/10/2020					
	12,215	—	—	18.99	2/09/2021					
	19,504	—	—	14.76	2/08/2022					
						RSU 2015 Special	5,000	$192,800	—	—
						MSU 2016	—	—	52,427	$2,021,585
						PS 2016	—	—	25,648	988,987
						RSU 2016 Special	40,000	1,542,400	—	—
						MSU 2017	—	—	128,978	4,973,392
						PS 2017	—	—	54,684	2,108,615
Matthew F. Hilzinger	34,300	—	—	16.80	4/16/2022					
						MSU 2016	—	—	80,181	3,091,779
						PS 2016	—	—	39,228	1,512,632
						MSU 2017	—	—	48,366	1,864,993
						PS 2017	—	—	20,507	790,750
Brian J. Cook	16,620	—	—	34.67	2/13/2018					
	17,559	—	—	18.99	2/09/2021					
	19,504	—	—	14.76	2/08/2022					
						RSU 2015 Special	5,000	192,800	—	—
						MSU 2016	—	—	33,923	1,308,071
						PS 2016	—	—	16,596	639,942
						MSU 2017	—	—	19,347	746,020
						PS 2017	—	—	8,202	316,269
						RSU 2017 Special	7,500	289,200	—	—

Name	Option Awards					Stock Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Award Type and Year of Award	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Gregory D. Salah	3,023	—	—	18.99	2/09/2021					
	3,862	—	—	14.76	2/08/2022					
						RSU 2014 Special	4,000	154,240	—	—
						RSU 2015 Special	4,000	154,240	—	—
						MSU 2016	—	—	30,839	1,189,152
						PS 2016	—	—	15,088	581,793
						MSU 2017	—	—	24,183	932,496
						PS 2017	—	—	10,254	395,394
						RSU 2017 Special	5,000	192,800	—	—
Michelle M. Warner						MSU 2016	—	—	38,549	1,486,449
						PS 2016	—	—	18,860	727,242
						RSU 2016 Special	15,000	578,400	—	—
						MSU 2017	—	—	24,183	932,496
						PS 2017	—	—	10,254	395,394
						RSU 2017 Special	7,500	289,200	—	—

(1) Options with an expiration date in 2018 became 25% vested on February 13th of each year from 2009 through 2012. Options with an expiration date in 2019 became 25% vested on February 11th of each year from 2010 through 2013. Options with an expiration date in 2020 became 25% vested on February 10th of each year from 2011 through 2014. Options with an expiration date in 2021 became 25% vested on February 9th of each year from 2012 through 2015. Options with an expiration date of 2022 became 25% vested on February 8th of each year from 2013 through 2016, except for Mr. Hilzinger's options with an expiration date of 2022, which vested 25% on April 16th of each year from 2013 through 2016.

(2) The outstanding RSUs awarded to Ms. Scanlon in 2015 and 2016 will vest (i) on September 1, 2019 and (ii) 50% on November 1, 2018 and 50% on November 1, 2020, respectively. The outstanding RSUs awarded to Mr. Cook in 2015 and 2017 will vest on the earlier of (i) September 1, 2019 or his retirement, and (ii) February 8, 2020 or his retirement, respectively, in each case provided that his retirement was no earlier than one year after the grant date. The outstanding RSUs awarded to Mr. Salah in 2014, 2015 and 2017 vest on December 1, 2018, August 3, 2019, and October 2, 2020, respectively. The outstanding RSUs awarded to Ms. Warner in 2016 and 2017 will vest on January 4, 2020 and February 8, 2020, respectively.

(3) The amounts in this column represent the number of RSUs indicated in the "Number of Shares or Units of Stock That Have Not Vested" column multiplied by the closing price of our common stock on December 29, 2017, the last trading day of the year.

(4) With respect to the MSUs awarded in 2016 and 2017, the number of MSUs reflected in this column is the number of shares that would be earned if the maximum level of performance is achieved, as performance with respect to those shares is tracking between the target and maximum levels for 2016 and 2017. The MSUs awarded in 2016 and 2017 will generally be earned on December 31, 2018 and December 31, 2019, respectively, with a 10% appreciation in the Market Value of our common stock required for vesting of the target number of shares. The amount of MSUs

ultimately awarded may range from zero to 150% of the target. With respect to the performance shares awarded in 2016 and 2017, the number of performance shares reflected in this column is the number of shares that would be earned if the maximum level of performance (200% of target) and intermediate level of performance (150% of target) is achieved, respectively, as performance with respect to those shares is tracking between intermediate and maximum levels for 2016 and between the target and intermediate levels for 2017. To the extent the performance criteria is met, the performance shares awarded in 2016 and 2017 will be earned on December 31, 2018 and December 31, 2019, respectively.

(5) *The amounts in this column represent the number of MSUs or performance shares indicated in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column multiplied by the closing price of our common stock on December 29, 2017, the last trading day of the year.*

2017 OPTION EXERCISES AND STOCK VESTED TABLE

The 2017 Option Exercises and Stock Vested Table below reflects stock options exercised by our named executive officers during 2017 and RSU and MSU awards held by our named executive officers that vested during 2017.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Jennifer F. Scanlon	6,045	$17,327	17,722	$552,116
Matthew F. Hilzinger	68,516	1,137,366	16,611	523,080
Brian J. Cook	24,288	532,961	13,518	416,832
Gregory D. Salah	3,475	10,703	2,044	64,366
Michelle M. Warner	—	—	—	—

(1) *The amount in this column represents the difference between the aggregate market value of the shares of our common stock subject to the option on the exercise date and the aggregate exercise price of the option.*

(2) *The amounts in this column represent the aggregate market value of the shares of our common stock acquired on the dates the RSUs and MSUs vested.*

2017 PENSION BENEFITS TABLE

The 2017 Pension Benefits Table below reflects the actuarial present value of the accumulated benefit of each of the named executive officers under our Retirement Plan and Supplemental Retirement Plan, or Plans, calculated using (i) the same discount rates we use for calculations for financial reporting purposes (as of the December 31 measurement date) and (ii) the Plans' normal retirement age or, if earlier, the individual's unreduced benefit age under the Plans.

The discount rates by Plan at each measurement date are as follows:

• December 31, 2017 measurement date: 3.63% for the Retirement Plan and 3.39% for the Supplemental Retirement Plan; and

• December 31, 2016 measurement date: 4.11% for the Retirement Plan and 3.62% for the Supplemental Retirement Plan.

Benefits payable under the Plans' final average pay formula are based on an employee's years of service and compensation during specified years of employment. Effective December 31, 2010, we amended our Plans to replace the final average pay formula with a cash balance formula for employees hired after that date. Benefits payable under the Plans' cash balance formula are pay credits based on an employee's compensation, sum of age and years of benefit service and interest.

Participants with a final average pay formula benefit can elect early retirement, with their benefit reduced 5% for each year earlier than age 65 at retirement, or 3% per year from age 62 if the participant has a combined age and benefit service of 90 but has not reached age 62. Participants who have a combined number of years of age and service equaling 90 can retire at age 62 without a reduction in benefit. Based on projected years of credited service, the unreduced benefit age is 62 for each of the named executive officers, except for Mr. Hilzinger and Ms. Warner for whom the unreduced benefit age does not apply because they are participants with a cash balance formula. Mr. Cook is currently eligible for early retirement under the Plans.

The present values shown in the table reflect postretirement mortality based on the 417e2018 mortality table but do not include a factor for pre-retirement termination, mortality or disability. The Internal Revenue Service requires use of the 417e2018 projected mortality table to determine life expectancies used in the calculation of the lump sum pension benefits payable under the Plans.

Benefits are assumed to be made payable in a lump sum at the assumed retirement age. The Internal Revenue Service mandates the use of specified lump sum yield curve interest rates based on the return of investment grade corporate bonds over varying durations in calculating lump sum payments. The mandated lump sum yield curve interest rates are 2.05% for less than five years, 3.42% for five to 20 years and 4.09% for more than 20 years.

The final average pay formula under our Plans provides an annual pension benefit equal to the greater of 1% of "final average earnings," multiplied by the number of years of benefit service, or 1.6% of final average earnings multiplied by years of benefit service less 50% of the social security benefit at age 65. "Final average earnings" are average pensionable compensation (generally salary and annual incentive) for the 36 consecutive months of the last 180 months of service for which pensionable compensation is the highest.

The cash balance formula under our Plans provides a lump sum pension benefit equal to an employee's accumulated cash balance account. Pay credits from 3% to 10% of pensionable earnings each month are allocated to the cash balance account. The pay credit percentage is determined according to the employee's age and years of benefit service as of the last day of the month as shown in the table below. Mr. Hilzinger and Ms. Warner are the only named executive officers with a cash balance formula.

Sum of Age and Years of Benefit Service	Pay Credit Percentage
Under 30	3%
30 to 39	4%
40 to 49	5%
50 to 59	6%
60 – 69	7%
70 – 79	8%
80 – 89	9%
90 and over	10%

All participants in the Plans contribute 2% of their pensionable compensation to the Plans to fund a portion of their benefit.

Name	Plan Name	Number of Years of Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Jennifer F. Scanlon	USG Corporation Retirement Plan	15 years	$532,726	—
	USG Corporation Supplemental Retirement Plan	15 years	1,760,684	—
	Total		$2,293,410	—
Matthew F. Hilzinger	USG Corporation Retirement Plan	5 years, 7 months	$103,587	—
	USG Corporation Supplemental Retirement Plan	5 years, 7 months	301,680	—
	Total		$405,267	—
Brian J. Cook	USG Corporation Retirement Plan	36 years, 4 months	$2,035,673	—
	USG Corporation Supplemental Retirement Plan	36 years, 4 months	3,856,944	—
	Total		$5,892,617	—
Gregory D. Salah	USG Corporation Retirement Plan	32 years, 5 months	$1,529,595	—
	USG Corporation Supplemental Retirement Plan	32 years, 5 months	1,879,452	—
	Total		$3,409,047	—
Michelle M. Warner	USG Corporation Retirement Plan	1 year, 11 months	$31,206	—
	USG Corporation Supplemental Retirement Plan	1 year, 11 months	64,171	—
	Total		$95,377	—

(1) Represents the number of years and months of service credited to the named executive officer under the Plans, computed as of December 31, 2017, the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2017.
(2) Computed as of December 31, 2017, the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2017.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect the amount of compensation which is vested and also which would be paid to each of our named executive officers, assuming the various termination events occurred on December 31, 2017. The first column details benefits and other payments which are already vested and therefore payable in the event the named executive officer leaves for any reason, including voluntary resignation or discharge for cause.

The subsequent columns show the total amount the executive would receive in each instance, including the vested benefits shown in the first column. The amounts included in the tables are estimates of the present value of the amounts that would be payable to the executive officer upon various types of termination of employment. The actual amounts to be paid upon a termination cannot be determined until the event occurs.

VESTED BENEFITS

Each of the following vested benefits would be due to the named executive officers upon any termination of employment as of the end of 2017 and are included in the tables below:

- 2017 MIP awards;
- already-vested stock options;
- RSUs that would vest upon a retirement (for executives who are retirement eligible);
- performance shares earned as of the end of 2017;

- MSUs earned as of the end of 2017;
- balances under the USG Corporation Investment Plan and USG Corporation Deferred Compensation Plan;
- vested pension benefits under the USG Corporation Retirement Plan and USG Corporation Supplemental Retirement Plan;
- retiree medical benefits; and
- death benefits under our Executive Death Benefit Plan.

SEVERANCE PROTECTIONS

We provide employment agreements and change-in-control severance agreements to our named executive officers. In the event of a termination of employment by us without "cause," the employment agreements generally provide for a lump sum severance payment equal to the sum of (a) two times base salary plus current year target annual incentive, (b) the cost of continued participation in benefit plans for 18 months and (c) for Ms. Scanlon and Mr. Cook, the present value of the additional retirement benefits the executive officer would have been entitled to receive if he or she had an additional two years of age and credited service under our Retirement Plan and Supplemental Retirement Plan, as well as outplacement services for a period of at least six months for all of our named executive officers. The benefits under the employment agreements are subject to the named executive officers signing a release waiving potential claims against us. The employment agreements include a requirement that after termination of employment, the executive officers will not compete with us for two years nor solicit our employees for three years. For purposes of the employment agreements, "cause" generally includes the executive's (i) commission of a felony or fraud, (ii) engaging in conduct that brings us into substantial public disgrace, (iii) commission of gross negligence or gross misconduct with respect to our Company, (iv) failure to follow the directives of the Board or Chief Executive Officer, (v) breach of any employment policy or (vi) breach of the employment agreement.

In the event of a termination of employment by us without "cause" or by the named executive officer for "Good Reason" during the two years following a change in control, the change-in-control agreements provide for a lump sum severance payment equal to the sum of (a) two times (three times for Mr. Cook) the sum of the executive officer's base salary plus the greater of the executive officer's target annual incentive for the year in which the termination of employment occurs or the year in which the change in control occurs, (b) an amount equal to the greater of the executive officer's pro rata target annual incentive award for the year in which the termination of employment occurs or the year in which the change in control occurs, (c) the value of the executive officer's continued participation in our welfare benefit plans for six months (18 months for Mr. Cook) and (d) for Ms. Scanlon and Mr. Cook, the present value of the additional retirement benefits the executive officer would have been entitled to receive if he or she had an additional two years or three years, respectively, of age and credited service under our Retirement

Plan and Supplemental Retirement Plan, as well as continued participation in our welfare benefit plans for 18 months and outplacement services for a period of at least six months for all of our named executive officers. In the event that any payments become subject to the excise tax imposed under Internal Revenue Code Section 4999, Ms. Scanlon's and Mr. Cook's benefits will be cut back to the maximum amount payable without triggering such excise tax. However, in the event that such cut back equals 10% or more of the benefits provided the executive, we will provide a gross-up payment to the executive to cover all excise taxes and income and employment taxes triggered by such gross-up payment to put the executive in the same position as if no tax was imposed under Internal Revenue Code Section 4999. Mr. Hilzinger's, Mr. Salah's and Ms. Warner's agreements include an "alternative cap" provision which provides that if the total amounts payable would constitute a "parachute payment" resulting in the imposition of an excise tax, the payment will be reduced to the extent necessary to avoid being a parachute payment, unless such named executive officer would receive a better after-tax benefit if the payment were not reduced and he or she paid the resulting excise tax directly. The benefits under the change-in-control agreements are subject to the named executive officer signing a release waiving potential claims against us. The agreements include a requirement that after termination of employment, the executive officers will not compete with us for one year nor solicit our employees for two years (three years for Mr. Cook). For purposes of the change-in-control agreements, key terms are generally defined as follows:

- "Change in Control" generally includes (i) the acquisition of 20% of the voting power of our common stock, (ii) a change in a majority of the members of our Board, (iii) the consummation of a reorganization, merger or consolidation, or sale of all or substantially all of our assets or (iv) stockholder approval of a complete liquidation of our Company;
- "Cause" generally includes the executive's (i) conviction of a crime in connection with the executive's duties with our Company, (ii) intentionally damaging our property or (iii) intentionally disclosing our confidential information; and
- "Good Reason" generally includes (i) a material diminution in the executive's duties and responsibilities, (ii) a reduction in the executive's base salary, target incentive opportunities or benefits or (iii) a required relocation.

OTHER BENEFIT PROTECTIONS

In addition to the vested benefits and severance protections discussed above, the named executive officers have other benefit protections that would be invoked upon certain termination events. As is the case for stock options granted to all employees prior to 2013, these awards vest upon a change in control or upon a termination of employment due to death or disability. Effective with the 2013 grants of MSUs, performance shares and RSUs, our equity award agreements now provide for vesting upon

a change in control in most circumstances only if there is also a related loss of employment or diminution of duties, commonly referred to as double-trigger vesting. Finally, the named executive officers participate in our Executive Death Benefit Plan which provides for death benefits, net of taxes, equal to three times the executive officer's base salary in the event of termination due to death. Following retirement, the named executive officers are entitled to ongoing death benefits equal to one times base salary.

JENNIFER F. SCANLON

Benefit Type	Vested Benefits	Death	Disability	Involuntary Termination without Cause	Change in Control Only	Change in Control and Involuntary Termination without Cause or Good Reason
Cash Severance	—	—	—	$3,990,000	—	$4,441,440
Annual Bonus Payable for Fiscal 2017	$593,560	$593,560	$593,560	593,560	$593,560	593,560
Stock Options	1,358,599	1,358,599	1,358,599	1,358,599	1,358,599	1,358,599
RSUs	—	1,735,200	1,735,200	—	—	1,735,200
Performance Shares Earned December 31, 2017	—	—	—	—	—	—
Performance Shares Granted in 2016 and 2017	—	—	—	—	—	2,554,091
MSUs Earned December 31, 2017	858,815	858,815	858,815	858,815	858,815	858,815
MSUs Granted in 2016 and 2017	—	—	—	—	—	6,796,003
Investment Plan	602,361	602,361	602,361	602,361	602,361	602,361
Pension Benefit	2,548,869	2,137,416	2,548,869	2,888,719	2,548,869	3,058,642
Retiree Medical Benefits	—	—	—	—	—	—
Welfare Benefit Continuation	—	—	—	70,739	—	88,081
Death Benefits	277,305	2,850,000	277,305	277,305	277,305	277,305
Excise Tax Gross-Up	—	—	—	—	—	8,128,966
Total	**$6,239,509**	**$10,135,951**	**$7,974,709**	**$10,640,098**	**$6,239,509**	**$30,493,063**

MATTHEW F. HILZINGER

Benefit Type	Vested Benefits	Death	Disability	Involuntary Termination without Cause	Change in Control Only	Change in Control and Involuntary Termination without Cause or Good Reason
Cash Severance	—	—	—	$2,180,500	—	$2,382,252
Annual Bonus Payable for Fiscal 2017	$265,398	$265,398	$265,398	265,398	$265,398	265,398
Stock Options	1,491,822	1,491,822	1,491,822	1,491,822	1,491,822	1,491,822
RSUs	—	—	—	—	—	—
Performance Shares Earned December 31, 2017	—	—	—	—	—	—
Performance Shares Granted in 2016 and 2017	—	—	—	—	—	1,894,029
MSUs Earned December 31, 2017	1,472,284	1,472,284	1,472,284	1,472,284	1,472,284	1,472,284
MSUs Granted in 2016 and 2017	—	—	—	—	—	4,882,173
Investment Plan	217,795	217,795	217,795	217,795	217,795	217,795
Pension Benefit	383,898	383,898	383,898	383,898	383,898	383,898
Retiree Medical Benefits	—	—	—	—	—	—
Welfare Benefit Continuation	—	—	—	47,405	—	59,051
Death Benefits	—	1,869,000	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—	—
Total	**$3,831,197**	**$5,700,197**	**$3,831,197**	**$6,059,102**	**$3,831,197**	**$13,048,702**

Compensation of
Executive Officers

BRIAN J. COOK

Benefit Type	Vested Benefits	Death	Disability	Involuntary Termination without Cause	Change in Control Only	Change in Control and Involuntary Termination without Cause or Good Reason
Cash Severance	—	—	—	$1,445,400	—	$2,291,090
Annual Bonus Payable for Fiscal 2017	$161,710	$161,710	$161,710	161,710	$161,710	161,710
Stock Options	872,477	872,477	872,477	872,477	872,477	872,477
RSUs	192,800	482,000	482,000	—	192,800	482,000
Performance Shares Earned December 31, 2017	—	—	—	—	—	—
Performance Shares Granted in 2016 and 2017	—	—	—	—	—	786,201
MSUs Earned December 31, 2017	613,469	613,469	613,469	613,469	613,469	613,469
MSUs Granted in 2016 and 2017	—	—	—	—	—	2,024,231
Investment Plan	983,404	983,404	983,404	983,404	983,404	983,404
Pension Benefit	6,133,729	3,661,621	6,133,729	6,866,174	6,133,729	7,045,292
Retiree Medical Benefits	43,497	43,497	43,497	43,497	43,497	66,345
Welfare Benefit Continuation	—	—	—	60,667	—	110,119
Death Benefits	186,413	1,314,000	186,413	186,413	186,413	186,413
Excise Tax Gross-Up	—	—	—	—	—	2,831,655
Total	**$9,187,499**	**$8,132,178**	**$9,476,699**	**$11,233,211**	**$9,187,499**	**$18,454,406**

GREGORY D. SALAH

Benefit Type	Vested Benefits	Death	Disability	Involuntary Termination without Cause	Change in Control Only	Change in Control and Involuntary Termination without Cause or Good Reason
Cash Severance	—	—	—	$1,360,000	—	$1,501,960
Annual Bonus Payable for Fiscal 2017	$138,040	$138,040	$138,040	138,040	$138,040	138,040
Stock Options	151,076	151,076	151,076	151,076	151,076	151,076
RSUs	—	501,280	501,280	—	—	501,280
Performance Shares Earned December 31, 2017	—	—	—	—	—	—
Performance Shares Granted in 2016 and 2017	—	—	—	—	—	803,930
MSUs Earned December 31, 2017	147,239	147,239	147,239	147,239	147,239	147,239
MSUs Granted in 2016 and 2017	—	—	—	—	—	2,084,329
Investment Plan	874,169	874,169	874,169	874,169	874,169	874,169
Pension Benefit	2,565,639	2,707,110	2,565,639	4,465,245	2,565,639	2,565,639
Retiree Medical Benefits	66,109	66,109	66,109	66,109	66,109	66,109
Welfare Benefit Continuation	—	—	—	69,859	—	86,907
Death Benefits	148,560	1,200,000	148,560	148,560	148,560	148,560
Excise Tax Gross-Up	—	—	—	—	—	—
Total	**$4,090,832**	**$5,785,023**	**$4,592,112**	**$7,420,297**	**$4,090,832**	**$9,069,238**

MICHELLE M. WARNER

Benefit Type	Vested Benefits	Death	Disability	Involuntary Termination without Cause	Change in Control Only	Change in Control and Involuntary Termination without Cause or Good Reason
Cash Severance	—	—	—	$1,598,000	—	$1,740,128
Annual Bonus Payable for Fiscal 2017	$186,872	$186,872	$186,872	186,872	$186,872	186,872
Stock Options	—	—	—	—	—	—
RSUs	—	867,600	867,600	—	—	867,600
Performance Shares Earned December 31, 2017	—	—	—	—	—	—
Performance Shares Granted in 2016 and 2017	—	—	—	—	—	923,197
MSUs Earned December 31, 2017	—	—	—	—	—	—
MSUs Granted in 2016 and 2017	—	—	—	—	—	2,381,627
Investment Plan	58,981	58,981	58,981	58,981	58,981	58,981
Pension Benefit	31,043	31,043	31,043	31,043	31,043	31,043
Retiree Medical Benefits	—	—	—	—	—	—
Welfare Benefit Continuation	—	—	—	47,169	—	58,738
Death Benefits	—	1,410,000	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—	—
Total	**$276,896**	**$2,554,496**	**$1,144,496**	**$1,922,065**	**$276,896**	**$6,248,186**

CEO PAY RATIO

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission adopted a rule requiring annual disclosure of the ratio of our median employee's annual total compensation to the annual total compensation of our principal executive officer, Ms. Scanlon. Ms. Scanlon had annual total compensation of $7,232,970 in 2017, as reflected in the Summary Compensation Table above. Our median employee's annual total compensation was $100,117 in 2017. As a result, Ms. Scanlon's 2017 annual total compensation was approximately 72 times that of our median employee.

We identified our median employee by utilizing the 2017 base salary or wages for all individuals, excluding our chief executive officer, who were employed by us on December 1, 2017. We included all employees, whether employed on a full-time, temporary or part-time basis, other than 32 employees in Uruguay who represented less than 5% of our total employees and were excluded under the *de minimis* exception permitted under the Securities and Exchange Commission rules. As of December 1, 2017, we had a total of 6,834 employees, and the employee population that we used for purposes of determining the compensation of our median employee was 5,504 U.S. employees and 1,298 non-U.S. employees after excluding the 32 employees in Uruguay pursuant to the *de minimis* exception, and in each case excluding Ms. Scanlon. In identifying the median employee, we annualized the compensation for our full-time and part-time permanent employees who were not employed by us for all of 2017 and we did not make any cost-of-living adjustments. After identifying the median employee based on base salary or wages, we calculated the annual total compensation for such employee using the same methodology we use for our named executive officers as required to be set forth in the Summary Compensation Table.

SECURITIES OWNERSHIP

STOCK OWNERSHIP GUIDELINES

Our Board adopted stock ownership guidelines to better align the interests of our non-employee directors, executive officers and other senior managers with the interests of our stockholders. The guidelines were set at the levels described below to ensure our Board and management own meaningful levels of stock, taking into account competitive market practice. We expect all participants to reach at least the minimum level of ownership for their position level within five years after their appointment to that position. All of our non-employee directors and named executive officers meet or exceed their stock ownership guidelines or are expected to meet the guidelines within the allowed timeframe.

EXECUTIVE OFFICERS AND OTHER SENIOR MANAGERS

Our executive officers and other senior managers are expected to own at a minimum a number of shares of our common stock having a value equal to the lesser of (a) their salary multiple set forth below or (b) the fixed number of shares set forth below:

Participant	Minimum No. of Shares	Multiple of Base Salary
President and Chief Executive Officer	100,000	5X
Executive Vice President	35,000	4X
Senior Vice President	15,000	3X
Vice President	10,000	2X
Director/Subsidiary VP	3,500	1X

Shares owned, shares held in the Investment Plan, performance shares and MSUs that have vested and unvested RSUs count towards satisfaction of the guidelines. If a participant fails to meet or show sustained progress toward meeting these ownership requirements, we may reduce future long-term incentive program awards to that participant.

DIRECTORS

Our non-employee directors are expected to own at minimum a number of shares of our common stock and deferred stock units having a value equal to the lesser of (a) three times the sum of the annual cash retainer (currently $80,000) and the annual grant (currently $120,000) or (b) an aggregate of 15,000 shares and deferred stock units.

SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following table sets forth information as of the record date regarding beneficial ownership of our common stock by each director and nominee for director, each executive officer named in the Summary Compensation Table and all current directors and executive officers as a group, including any shares held by executive officers through the Investment Plan.

Name	Common Shares Beneficially Owned, Excluding Shares Subject to Options and Restricted Stock Units[a]	Shares Subject to Vested Options and Restricted Stock Units that Vest Within 60 Days	Deferred Stock Units[b]	Total Beneficial Stock and Stock Unit Holdings[c]
Jose Armario[d]	6,534	—	78,291	84,825
Thomas A. Burke	710	—	16,425	17,135
Matthew Carter, Jr.	—	—	19,990	19,990
Dana S. Cho	—	—	—	—
Brian J. Cook	81,425	37,063	—	118,488
Gretchen R. Haggerty	41,713	—	—	41,713
William H. Hernandez	17,905	—	27,049	44,954
Matthew F. Hilzinger[e]	61,175	34,300	—	95,475
Brian A. Kenney	36,659	—	—	36,659
Richard P. Lavin	36,657	—	—	36,657
Steven F. Leer	5,818	—	93,331	99,149
Gregory D. Salah[f]	28,572	6,885	—	35,457
Jennifer F. Scanlon	51,467	53,220	—	104,687
Michelle M. Warner	—	—	—	—
All current directors and executive officers as a group (17 persons)	464,467	228,926	235,086	928,479

(a) *Unless otherwise noted, each individual or member of the group has sole voting power and investment power with respect to the shares shown in this column.*

(b) *Indicates the non-voting deferred stock units credited to the account of the individual director or members of the group under current and past director compensation programs. The units increase or decrease in value in direct proportion to the market value of our common stock and are paid in shares of common stock following termination of Board service. However, as described in the 2017 Director Compensation table on page 23 of this proxy statement, one director elected to continue the option to receive cash or shares of common stock for deferred stock units earned between January 1, 2008 and August 30, 2017. Deferred stock units earned under a previous deferred compensation program prior to January 1, 2008 will only be paid in cash in accordance with the terms of that program.*

(c) *As of the record date, neither any director, director nominee nor executive officer, nor the current directors and executive officers of our Company as a group, beneficially owned more than 1% of our Company's outstanding common stock.*

(d) *Includes 2,619 shares held by trusts for the benefit of Mr. Armario's children.*

(e) *Includes 35,580 shares held by the M&S Hilzinger Family, LP, over which Mr. Hilzinger and his wife share voting and investment power.*

(f) *Includes 3,000 shares held by the Sloan D. Salah Trust, over which Mr. Salah and his wife share voting and investment power.*

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our common stock by all persons known by us to be the beneficial owner of more than 5% of our common stock on the record date. This information is based upon statements on Schedule 13D or 13G or Form 3 or 4 filed by those persons with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Berkshire Hathaway Inc.[a] 1440 Kiewit Plaza Omaha, Nebraska 68131	43,387,980	30.96%
C & G Verwaltungs GmbH[b] Am Bahnhof 7 97346 Iphofen Federal Republic of Germany	14,757,258	10.53%

(a) The number of shares shown as beneficially owned includes (a) 17,072,192 shares held by National Indemnity Company, a Nebraska insurance corporation ("NICO"), which is an indirect subsidiary of Berkshire Hathaway, Inc., a Delaware corporation ("Berkshire Hathaway"), (b) 14,035,088 shares (the "BH Nebraska Shares") held by Berkshire Hathaway Life Insurance Company of Nebraska, a Nebraska corporation ("BH Nebraska"), (c) 7,894,736 shares (the "BH Assurance Shares," and together with the BH Nebraska Shares, the "Nebraska/Assurance Shares") held by Berkshire Hathaway Assurance Corporation, a New York corporation ("BH Assurance"), and (d) 4,385,964 shares (the "General Re Life Shares") held by General Re Life Corporation, a Connecticut corporation ("General Re Life"). Mr. Buffett may be deemed to control Berkshire Hathaway, which controls BH Nebraska, BH Assurance and General Re Life. Thus, both Mr. Buffett and Berkshire Hathaway may be considered to have beneficial ownership of the Nebraska/Assurance Shares and the General Re Life Shares. NICO, a direct subsidiary of Berkshire Hathaway and the direct parent company of BH Nebraska and BH Assurance, also may be considered to have beneficial ownership of the Nebraska/Assurance Shares. General Reinsurance Corporation, a Delaware corporation ("General Reinsurance"), an indirect subsidiary of Berkshire Hathaway and the direct parent company of General Re Life, also may be considered to have beneficial ownership of the General Re Life Shares. General Re Corporation, a Delaware corporation ("General Re"), a direct subsidiary of Berkshire Hathaway and the direct parent company of General Reinsurance, also may be considered to have beneficial ownership of the General Re Life Shares. BH Nebraska has voting and investment power with respect to the BH Nebraska Shares. BH Assurance has voting and investment power with respect to the BH Assurance Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire Hathaway, who may be deemed to control BH Nebraska and BH Assurance, directs the investment of BH Nebraska and BH Assurance. Thus, Mr. Buffett, Berkshire Hathaway, and NICO share voting and investment power with respect to the Nebraska/Assurance Shares. General Re Life has voting and investment power with respect to General Re Life Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire Hathaway, who may be deemed to control General Re Life, directs the investment of General Re Life. Thus, Mr. Buffett, Berkshire Hathaway, General Reinsurance and General Re share voting and investment power with respect to the General Re Life Shares.

(b) C & G Verwaltungs GmbH, a limited liability company organized under the laws of the Federal Republic of Germany ("C&G"), is an indirect subsidiary of Gebr. Knauf Verwaltungsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany ("Gebr. Knauf") controlled by members of the Knauf family. Hans Peter Ingenillem and Martin Stürmer are the general managers of C&G, and Mr. Ingenillem and Manfred Grundke are the general partners of Gebr. Knauf. C&G and Gebr. Knauf both report that they have sole voting and dispositive power with respect to all of the reported shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our executive officers, directors and greater than 10% owners file reports of beneficial ownership and changes in beneficial ownership of our common stock with the Securities and Exchange Commission. Based on a review of ownership reports filed with the Securities and Exchange Commission during 2017, or written representations that all such reports were timely filed, we believe that all filing requirements under Section 16(a) were met by our directors and executive officers during that year.

OTHER INFORMATION

ADDITIONAL INFORMATION

In addition to solicitation by mail, our directors, officers and employees may solicit proxies by telephone or other means with no additional compensation paid for those services.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission, will be sent without charge to any stockholder upon written request addressed to USG Corporation, c/o Corporate Secretary, 550 West Adams Street, Chicago, Illinois 60661-3676.

The Annual Report on Form 10-K may also be accessed at the Securities and Exchange Commission website www.sec.gov or our investor relations website investor.usg.com.

The Board does not know of any matter to be presented for action at the annual meeting other than the matters identified in this proxy statement. If any other matter is properly presented for action, the individuals named in the proxy solicited by the Board intend to vote on such matter in accordance with their best judgment on behalf of the stockholders they represent.

DEADLINE FOR STOCKHOLDER PROPOSALS

Stockholder proposals intended for inclusion in the proxy statement for our next regularly scheduled annual meeting in May 2019 must be received by us no later than November 29, 2018. Any such stockholder proposal must comply with Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under our By-laws, stockholder proposals not intended for inclusion in the proxy statement, but intended to be raised at our regularly scheduled annual meeting of stockholders in May 2019, including nominations for election of director(s) other than the Board's nominees, must be received no earlier than December 29, 2018 nor later than January 28, 2019 and must comply with the procedures outlined in our By-laws. The By-laws are accessible on our investor relations website investor.usg.com. A copy of the By-laws also is available upon written request to USG Corporation, c/o Corporate Secretary, 550 West Adams Street, Chicago, Illinois 60661-3676.

ANNUAL MEETING INFORMATION

WHO IS ASKING FOR MY VOTE AND WHY?

The Board is soliciting proxies for use at our annual meeting of stockholders to be held on Wednesday, May 9, 2018, or any adjournment or postponement of the meeting. The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding shares of our common stock is present or represented by proxy at the annual meeting. To ensure that there is a quorum, the Board asks that you vote before the meeting, which allows your shares of our Company's stock to be represented at the annual meeting. This proxy statement provides you with information related to the matters upon which you are asked to vote as a stockholder to assist you in voting your shares.

HOW DO I ATTEND THE ANNUAL MEETING?

If you plan to attend the meeting, you must be a holder of our Company's shares as of the record date of March 12, 2018. A form of photo identification will be required for admission to the annual meeting as well as one of the following proofs of stock ownership:

- *If your shares are registered in your name and you received your proxy materials by mail:* Please mark the space on your proxy form if you plan to attend the annual meeting. An admission ticket is attached to your proxy form.

- *If your shares are registered in your name and you received or accessed your proxy materials electronically over the Internet:* Click the appropriate box on the electronic proxy form or follow the telephone instructions when prompted and an admission ticket will be held for you at the registration desk at the annual meeting.
- *If you hold shares through a broker, bank or other nominee (i.e., in street name):* You will be required to present a statement from that institution reflecting your ownership of shares of our stock as of the record date, the notice regarding the availability of proxy materials you received or the non-voting portion of the voting instruction form you received.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF THE PROXY MATERIALS?

We furnish our proxy materials to certain stockholders over the Internet using Notice and Access delivery, as permitted by the Securities and Exchange Commission. This method expedites stockholders' receipt of proxy materials, reduces our print and mail costs as well as the environmental impact of our annual meeting. All stockholders receiving the notice will be able to access the proxy materials and to request paper copies by mail. Instructions on how to access those documents over the Internet or to request paper copies of them may be found in the notice. In addition, the notice contains instructions on how you may request to receive proxy materials in printed form by mail or through e-mail access on an ongoing basis.

WHY DID I NOT RECEIVE A NOTICE IN THE MAIL ABOUT THE INTERNET AVAILABILITY OF THE PROXY STATEMENT AND RELATED PROXY MATERIALS?

Stockholders who have previously requested to receive proxy materials in paper form or through e-mail access are being provided copies of the proxy materials in the format previously requested instead of receiving the notice regarding Internet availability of the proxy materials. In addition, stockholders who hold our Company's shares in the Investment Plan may receive materials by either e-mail or in paper.

WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

All record holders of our common stock at the close of business on our record date of March 12, 2018 are entitled to vote their shares at the annual meeting. On that date, there were 140,131,719 shares of our common stock issued and outstanding and entitled to vote. Each share is entitled to one vote on each matter presented at the annual meeting. The shares of common stock are our only securities entitled to vote at the annual meeting.

HOW DO I VOTE?

We have both stockholders of record, or registered stockholders, and street name stockholders. If your shares are registered in your name with Computershare Trust Company N.A., our transfer agent, you are a stockholder of record or registered stockholder. You are a stockholder of record, for example, if you hold a certificate for your shares. If your shares are held in the name of a broker, bank or other nominee, you are a street name holder.

Whether you hold shares directly as a stockholder of record or as a street name holder, you may direct how your shares are voted by proxy without attending the annual meeting. There are three ways to vote by proxy:

- *By telephone* – You can vote by telephone by calling 1-800-690-6903 and following the instructions on the notice regarding Internet availability of proxy materials or the proxy or voting instruction form you received;
- *By Internet* – You can vote over the Internet at www.proxyvote.com by following the instructions on the notice regarding Internet availability of proxy materials or the proxy or voting instruction form you received; or
- *By mail* – If you received your proxy materials by mail, you can vote by mail by signing, dating and mailing the enclosed proxy or voting instruction form.

If you are a street name holder and you wish to vote your shares in person at the annual meeting, you must obtain a proxy from your broker, bank or other nominee giving you the right to vote your shares at the meeting.

Fidelity Management Trust Company, as trustee of the Investment Plan, or the Trustee, held 299,893 shares of our common stock on the record date. Only the Trustee, as of the record date, can vote the shares held by the Investment Plan. However, the Investment Plan provides that Investment Plan participants are entitled to instruct the Trustee how the shares allocated to their accounts under the Investment Plan are to be voted.

The Investment Plan also provides that unallocated shares and shares for which no instructions are received by the Trustee will be voted by the Trustee in the same proportion as those shares for which instructions are received, unless otherwise required by law. Thus, Investment Plan participants will be exercising power and control as a named fiduciary of the Investment Plan not only over the shares allocated to their own accounts, but also over a portion of the undirected shares. By submitting voting instructions over the Internet, by telephone or by signing and returning the proxy voting form accompanying this proxy statement, an Investment Plan participant will be directing the Trustee to vote the shares allocated to his or her account under the Investment Plan, in person or by proxy, as instructed, at the annual meeting of stockholders. Investment Plan participants may revoke previously submitted voting instructions by phone, Internet or filing with Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, the Investment Plan proxy tabulator, either a written notice of revocation or a properly completed and signed proxy form bearing a later date.

If you own shares through the Investment Plan and you are also a stockholder of record, your proxy form will allow you to designate the manner in which you want both the shares registered in your name and the shares in the Investment Plan voted at the annual meeting. If you hold shares through the Investment Plan, but you do not own any shares of our common stock as a stockholder of record, you will be able to designate the manner in which you want those shares voted at the annual meeting by voting as described above.

Unless you hold your shares through the Investment Plan, you may vote via the Internet or by phone until 11:59 p.m. Eastern Time, on May 8, 2018, or our Company's agent must receive your paper proxy card on or before May 8, 2018. If you hold any of your shares through the Investment Plan, you may vote via the Internet or by phone until 11:59 p.m., Eastern Time, on May 6, 2018, or our Company's agent must receive your paper proxy card on or before May 6, 2018.

WHAT DOES IT MEAN TO VOTE BY PROXY?

It means that you give someone else the right to vote your shares in accordance with your instructions. We are asking you to give your proxy to our Chief Executive Officer and our Corporate Secretary. In this way, you ensure that your vote will be counted even if you are unable to attend the annual meeting.

If you sign and submit your proxy or voting instruction form without giving specific instructions on how to vote your shares, in accordance with the recommendation of the Board, either our Chief Executive Officer or our Corporate Secretary will vote your shares in the following manner:

- **FOR** the election of each of the Board's nominees for director;
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for 2018; and
- **FOR** the advisory vote approving the compensation of our named executive officers.

WHAT HAPPENS IF OTHER MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

If other matters are properly presented at the annual meeting, either our Chief Executive Officer or our Corporate Secretary will have discretion to vote your shares for you on those matters in accordance with her best judgment if you have granted a proxy. However, we have not received timely notice from any stockholder of any other matter to be presented at the annual meeting.

WHAT IF I SUBMIT A PROXY AND LATER CHANGE MY MIND?

If you have given your proxy and wish to revoke it and change your vote, you may do so by (i) giving written notice to our Corporate Secretary, (ii) voting in person at the annual meeting, (iii) granting a subsequent proxy over the Internet or by telephone or (iv) if you received your proxy materials by mail, submitting another signed proxy form with a date later than your previously delivered proxy.

WHAT ARE MY CHOICES WHEN VOTING?

You may cast your vote for or against, or you may abstain from voting your shares on, each proposal.

WHAT VOTE IS REQUIRED TO APPROVE EACH MATTER?

Assuming a quorum is present at the annual meeting, each of the matters specified in the notice of the annual meeting requires the affirmative vote of a majority of the shares actually voted at the meeting in person or by proxy.

The say-on-pay vote is non-binding. However, our Board will review the results of such vote and will take them into account in making determinations concerning executive compensation.

HOW ARE BROKER NON-VOTES AND ABSTENTIONS TREATED?

Broker non-votes occur when nominees, such as brokers and banks, holding shares on behalf of street name holders do not receive voting instructions from those owners regarding a matter and do not have discretionary authority to vote on the matter under the rules of the NYSE. Those rules allow nominees to vote in their discretion on routine matters, such as the ratification of the appointment of our independent registered public accountants, even if they do not receive voting instructions from the street name holder. On non-routine matters, such as the election of directors and the say-on-pay vote, nominees cannot vote unless they receive instructions from the street name holder. The failure to receive such instructions as to a non-routine matter results in a broker non-vote. Broker non-votes are counted for purposes of determining whether a quorum is present at the annual meeting, but because they are not votes they will not affect the outcome of the vote on any matter presented at the annual meeting.

Abstentions are counted for purposes of determining whether a quorum is present, but they are not treated as votes cast. Accordingly, abstentions will have no effect on the matters presented at the annual meeting.

WHAT IF I RECEIVE MORE THAN ONE NOTICE OR E-MAIL REGARDING THE INTERNET AVAILABILITY OF THE PROXY MATERIALS OR MORE THAN ONE PAPER COPY OF THE PROXY MATERIALS?

Receiving more than one notice, e-mail or paper copy means your shares are registered in two or more accounts. To vote all of your shares by proxy, please complete, sign, date and return each proxy and voting instruction form that you receive, or vote the shares in each account to which those forms relate by Internet or telephone, and vote by Internet or telephone the shares in each account for which you receive a notice or e-mail regarding Internet availability of the proxy materials and do not request and receive a proxy or voting instruction form.

WHAT IS HOUSEHOLDING?

Unless you advised otherwise, if you hold your shares in street name and other residents at your mailing address share the same last name and also own shares of our Company's common stock in an account at the same broker, bank or other nominee, your nominee delivered a single notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you would like to change your householding election, request that a single copy of this or future proxy materials be sent to your address, or request a separate copy of this or future proxy materials, you should submit this request by writing Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-866-540-7095. We will promptly deliver the proxy materials to you upon receipt of your request. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request.

If you are a registered stockholder or hold shares in the Investment Plan, we sent you and each registered Investment Plan holder at your address separate notices or sets of proxy materials.

WHO WILL COUNT THE VOTE?

A representative of Broadridge Financial Solutions, Inc. will count the votes and serve as Inspector of Election. The Inspector of Election will be present at the annual meeting.

WHO PAYS THE COST OF THIS SOLICITATION?

Our Company is paying the cost of this proxy solicitation. Upon request, we will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses they incur in forwarding proxy material to street name holders.

We have retained Alliance Advisors, LLC to perform proxy watch services, which includes monitoring and reporting on voting for the annual meeting, for a fee of approximately $3,500 plus out-of-pocket expenses.

WHAT IF I HAVE A QUESTION REGARDING MY SHARES OR MY MAILING ADDRESS?

If you are a registered stockholder, please contact Computershare Trust Company N.A. directly at 462 South 4th Street, Suite 1600, Louisville, Kentucky, 40202. If you are a street name holder, please contact your broker, bank or other nominee directly.

WHERE CAN I FIND THE RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the annual meeting and publish the results in a Form 8-K filed with the Securities and Exchange Commission within four business days after the annual meeting.